SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                   Sauer Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   804 137 107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Kenneth D. McCuskey
                                    Treasurer
                                   Sauer Inc.
                              2800 East 13th Street
                                Ames, Iowa 50010
                                 (515) 239-6364
                                 --------------
                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                 With Copies To:

      Peter D. Lyons, Esq.                            Oliver Edwards, Esq.
      Shearman & Sterling                        Haight Gardner Holland & Knight
      599 Lexington Avenue                               195 Broadway
    New York, New York 10022                       New York, New York  10007
    Telephone:(212) 848-4000                       Telephone: (212) 513-3500

                                February 22, 2000
             (Date of Event which requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Danfoss Murmann Holding A/S
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)                            00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization          Denmark
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power         10,361,500*
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power        4,900,000*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power             0
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power   4,900,000*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,261,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   55.5%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            CO
--------------------------------------------------------------------------------

*    See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Klaus H. Murmann
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power            128,225
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       15,562,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power       128,225
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  15,562,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,690,725*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]**
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   57.1%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

*        See Item 5.

** The amount in Row (11) excludes 267,100 shares owned by Hannelore Murmann, Klaus H. Murmann's spouse, over which Klaus H. Murmann has no voting or dispositive power; 1,000 shares owned by Nicola Keim, Klaus
         H. Murmann's daughter, over which Klaus H. Murmann has no voting or dispositive power; and 1,000 shares owned by Sven Murmann, Klaus H. Murmann's son, over which Klaus H. Murmann has no voting or dispositive power.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Klaus Murmann & Co. KG
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power                  0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       15,562,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power             0
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  15,562,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,562,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   56.6%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            PN
--------------------------------------------------------------------------------

*        See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               K. Murmann Verwaltungsgesellschaft mbH
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power                  0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       10,662,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power             0
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  10,662,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               10,662,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   38.8%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            CO
--------------------------------------------------------------------------------

*        See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Sauer GmbH
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power              1,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power                0
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power    10,362,500*
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power           0
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               10,362,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   37.7%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            CO
--------------------------------------------------------------------------------

*        See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               EMF Marketing und Finanzmanagement AG
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power            300,000*
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power                0
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power       300,000*
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power           0
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  300,000*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   1.1%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            CO
--------------------------------------------------------------------------------

*        See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Hannelore Murmann
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power            267,100
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       15,562,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power       267,100
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  15,562,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,829,600*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]**
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   57.6%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

*        See Item 5.

** The amount in Row (11) excludes 128,225 shares of Sauer Common Stock owned by Klaus H. Murmann, Hannelore Murmann's spouse, over which Hannelore Murmann has no voting or dispositive power; 1,000 shares owned by Nicola Keim, Klaus H. Murmann's daughter, over which Klaus H. Murmann has no voting or dispositive power; and 1,000 shares owned by Sven Murmann, Klaus H. Murmann's son, over which Klaus H. Murmann has no voting or dispositive power.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Sven Murmann
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power              1,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       15,562,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power         1,000
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  15,562,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,563,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   56.6%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

*        See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Nicola Keim
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power              1,000
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       15,562,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power         1,000
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  15,562,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,563,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   56.6%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

*        See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Ulrike Murmann-Knuth
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power                  0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       15,562,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power             0
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  15,562,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,562,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   56.6%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

*        See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Jan Murmann
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power                  0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       15,562,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power             0
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  15,562,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,562,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   56.6%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

*        See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Anja Murmann
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power                  0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       15,562,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power             0
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  15,562,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,562,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   56.6%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

*        See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Christa Zoellner
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power                  0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       15,562,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power             0
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  15,562,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,562,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   56.6%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

*        See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Britta Zoellner
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Federal Republic of Germany
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power                  0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       15,562,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power             0
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  15,562,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,562,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   56.6%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

*        See Item 5.

CUSIP NO. 804 137 107
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

               Danfoss A/S
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group

         (a)   |X|
         (b)   |_|
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)   00
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e). |_|
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization     Denmark
--------------------------------------------------------------------------------
       NUMBER OF        7    Sole Voting Power                  0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8    Shared Voting Power       15,261,500*
       OWNED BY         --------------------------------------------------------
         EACH           9    Sole Dispositive Power             0
       REPORTING        --------------------------------------------------------
        PERSON          10   Shared Dispositive Power  15,261,500*
         WITH
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
               15,261,500*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]**
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)   55.5%*
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)            CO
--------------------------------------------------------------------------------

*        See Item 5.

** The amount in Row (11) excludes 58,000 shares owned by Jorgen Clausen, President and Chief Executive Officer of Danfoss, over which Danfoss has no voting or dispositive power.

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share, of Sauer Inc. (the "Sauer Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2800 East 13th Street, Ames, Iowa, 50010 and Krokamp 35, 24539 Neumunster, Federal Republic of Germany.

Item 2.  Identity and Background

         With the exception of the Holding Company and Danfoss, prior to the date hereof, the Reporting Persons were required to file, and have jointly filed, Statements on Schedule 13G. From the date hereof, the Reporting Persons will be required to file Statements on Schedule 13D and, accordingly, will no longer file amendments to Statements on Schedule 13G.

         (a) The names of the entities and natural persons filing this statement are (i) Danfoss Murmann Holding A/S, a corporation organized under the laws of Denmark (the "Holding Company"), (ii) Klaus Murmann & Co. KG ("Murmann KG"), a limited partnership organized under the laws of Germany, (iii) K. Murmann Verwaltungsgesellschaft mbH ("Murmann GmbH"), a limited liability company organized under the laws of the Federal Republic of Germany, (iv) Sauer GmbH, a limited liability company organized under the laws of the Federal Republic of Germany, (v) EMF Marketing und Finanzmanagement AG, a limited liability company organized under the laws of the Federal Republic of Germany ("EMF"), (vi) Danfoss A/S, a corporation organized under the laws of Denmark ("Danfoss" and, together with the Holding Company, Murmann KG, Murmann GmbH, Sauer GmbH and EMF, the "Filing Entities"), (vii) Klaus H. Murmann, a natural person, (viii) Hannelore Murmann, a natural person, (ix) Sven Murmann, a natural person, (x) Nicola Keim, a natural person, (xi) Ulrike Murmann-Knuth, a natural person, (xii) Jan Murmann, a natural person, (xiii) Anja Murmann, a natural person, (xiv) Christa Zoellner, a natural person, and (xv) Britta Zoellner, a natural person (all such natural persons, collectively, the "Filing Persons" and, together with the Filing Entities, the "Reporting Persons").

              The name of the entity that controls Danfoss is Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark (the "Danfoss Control Entity").

         (b) With the exception of Danfoss, the address of the principal business and the address of the principal office of each of the Filing Entities is Krokamp 35, 24539 Neumunster, Germany. The address of the principal business and the address of the principal office of Danfoss is DK-6430 Nordborg, Denmark. Klaus H. Murmann, Hannelore Murmann, Christa Zoellner and Britta Zoellner reside at Bismarckallee 24, D-24105 Kiel, Germany. Sven Murmann resides at Bottgerstr. 15, D-20148 Hamburg, Germany. Nicola Keim resides at Dr. Max-Strasse 15, D- 82031 Grunwald, Kr. Munchen, Germany. Ulrike Murmann-Knuth resides at Hansastrasse 47, D-20144 Hamburg, Germany. Anja Murmann resides at 532 E. 5th Street, Apt. 2, New York, New York 10009. Jan Murmann resides at Liseltoote-Herman-Str. 34, D-10407 Berlin, Germany.

              The address of the principal business and the address of the principal office of the Danfoss Control Entity is DK-6430 Nordborg, Denmark.

         (c) Set forth on Schedule I is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of each of the Filing Entities.

              Set forth on Schedule II is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of the Danfoss Control Entity.

              The Holding Company was formed solely to hold shares of Sauer Common Stock and has conducted no other operations or activities. The principal business of each of Murmann KG, Murmann GmbH (which is a wholly owned subsidiary of Murmann KG) and Sauer GmbH (which is a wholly owned subsidiary of Murmann GmbH) is asset management. The principal business of EMF (which is a wholly owned subsidiary of Murmann GmbH) is to function as an insurance intermediary. The principal business of Danfoss is the design, manufacture and sale of mobile hydraulics components and systems. The principal business of the Danfoss Control Entity is to function as a trust with respect to the securities of Danfoss.

              Klaus H. Murmann is the Chairman and Chief Executive Officer of the Issuer. The principal business of the Issuer is the design, manufacture and sale of highly engineered hydraulic systems and components. The address of the Issuer is provided in Item 1 above.

              The present principal occupation of each of Sven Murmann and Jan Murmann is Director of Murmann GmbH. The principal business of Murmann GmbH is asset management. The address of Murmann GmbH is provided in Item 2(b) above.

              Ulrike Murmann-Knuth is a priest with the Nordelbische Evangelisch-Lutherische Kirche. The address of the Nordelbische Evangelisch-Lutherische Kirche is Daenische Strasse, Kiel, Germany.

              None of Britta Zoellner, Christa Zoellner, Nicola Keim or Hannelore Murmann are presently employed. Anja Murmann is presently self-employed as a film producer. The address of Anja Murmann is provided in Item 2(b) above.

         (d) During the last five years (i) none of the Reporting Persons, (ii) to the knowledge of each Filing Entity, none of the natural persons listed on Schedule I associated with such Filing Entity and (iii) to the knowledge of the Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been convicted in any criminal proceeding.

         (e)  During the last five years, (i) none of the Reporting Persons,
              (ii) to the knowledge of each Filing Entity, none of the natural persons listed on Schedule I associated with such Filing Entity and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Filing Persons is the Federal Republic of Germany.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to an agreement, dated January 22, 2000, among Murmann GmbH, Danfoss and the Holding Company, as amended by an amendment thereto, dated February 22, 2000 (the "Holding Company Agreement"), prior to consummation of the Transaction (as defined below), Danfoss is expected to contribute to the Holding Company, in exchange for shares of the Holding Company's common stock, all of the outstanding shares of common stock of Danfoss Fluid Power A/S, a corporation organized under the laws of Denmark, and Danfoss Fluid Power Inc., an Illinois corporation (together, the "Danfoss Fluid Power Companies"), and Murmann GmbH is expected to cause to be contributed to the Holding Company, in exchange for shares of the Holding Company's common stock, 1,000 shares of Sauer Common Stock. Additionally, pursuant to the Holding Company Agreement, Murmann GmbH has granted the Holding Company an irrevocable proxy to vote 10,361,500 shares of Sauer Common Stock (the "Voting Proxy"). The Holding Company's voting rights will be shared equally by Murmann GmbH and Danfoss.

         The Voting Proxy will terminate upon the earlier of (a) the contribution by Murmann GmbH of 10,361,500 shares of Sauer Common Stock to the Holding Company, in exchange for shares of the Holding Company's common stock, and (b) the dissolution of the Holding Company. Pursuant to the Holding Company Agreement, Murmann GmbH will not be obligated make such contribution of shares of Sauer Common Stock to the Holding Company unless the Holding Company receives a ruling from the United States Internal Revenue Service confirming that the Holding Company qualifies to receive certain benefits under the proposed Convention Between the Government of the United States of America and the Government of the Kingdom of Denmark for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Confirmation"). If the Holding Company does not qualify for such benefits, the Holding Company may be dissolved.

         In addition, pursuant to the Holding Company Agreement, Murmann GmbH is obligated (a) in connection with any vote of the holders of Sauer Common Stock, to vote 6,812,500 shares of Sauer Common Stock, which includes 1,912,500 shares of Sauer Common Stock expected to be issued to Murmann GmbH in connection with the termination of the Limited Partnership Agreement (as defined below), consistent with the Holding Company and (b) not to transfer any of 6,812,500 shares of Sauer Common Stock, which includes 1,912,500 shares of Sauer Common Stock expected to be issued to Murmann GmbH in connection with the termination of the Limited Partnership Agreement, outside of the entities and persons under the control of Klaus H. Murmann (the "Murmann Family") without the prior written consent of Danfoss.

         Pursuant to a Stock Exchange Agreement, dated as of January 22, 2000, among the Issuer, Murmann GmbH, Danfoss and the Holding Company (the "Stock Exchange Agreement"), among other things, the Issuer is expected to acquire all of the outstanding common stock of Danfoss Fluid Power Companies from the Holding Company in exchange for 16,149,812 shares of Sauer Common Stock (the "Transaction"). In addition, on or before December 31, 2000, the Issuer is expected to acquire from the Holding Company, for additional shares of Sauer Common Stock, all of the assets of Danfoss related to the mobile hydraulics operations of Danfoss in Australia, Belgium, Brazil, Holland, Hong Kong, Japan, Mexico, New Zealand, Portugal, Spain and Switzerland (the "Secondary Acquisition"). The number of shares of Sauer Common Stock to be issued to the Holding Company in connection with the Secondary Acquisition will be based upon the same financial parameters used to calculate the number of shares of Sauer Common Stock issued by the Issuer in connection with the Transaction, including the closing stock price of Sauer Common Stock as of the date of consummation of the Transaction and, therefore, cannot be specifically calculated at this time. However, the Issuer expects that the number of additional shares of Sauer Common Stock to be issued in connection with the Secondary Acquisition will be between approximately 2,000,000 shares and 3,000,000 shares of Sauer Common Stock.

         The Stock Exchange Agreement was previously filed by the Issuer with the Securities and Exchange Commission on February 10, 2000 as Annex A to the Preliminary Proxy Statement on Schedule 14A and is hereby incorporated into this
Schedule 13D by reference.

         In connection with the Transaction, the Issuer is expected to terminate an amended and restated limited partnership agreement, dated April 14, 1998, among the Issuer, Sauer-Sundstrand GmbH, Sauer GmbH, EMF and Sauer GmbH & Co. Hydraulik KG (the "Limited Partnership Agreement"). Pursuant to the terms of the Limited Partnership Agreement, upon termination thereof, among other things, Sauer is required to issue 1,912,500, 225,000 and 112,500 shares of Sauer Common Stock to Murmann GmbH (as the general partner of Sauer GmbH & Co.

Hydraulik KG), EMF and Sauer GmbH, respectively.

         Jorgen Clausen, President, Chief Executive Officer and a director of Danfoss, beneficially owns 58,000 shares of Sauer Common Stock. Such ownership represents 0.2% of the outstanding shares of the Issuer. Jorgen Clausen has acquired all such shares of Sauer Common Stock with personal funds.

Item 4.  Purpose of Transaction

         The Holding Company acquired the Voting Proxy in connection with the Transaction and, upon consummation of the Transaction, will receive 16,149,812 shares of Sauer Common Stock. Jorgen Clausen acquired Sauer Common Stock for investment purposes. Jorgen Clausen has not formulated any plans or proposals that would result in any of the actions enumerated in Items 4(a)-(j) of Schedule 13D.

         (a) As described more fully in Item 3 above, upon consummation of the Transaction, the Holding Company will receive 16,149,812 shares of Sauer Common Stock. Additionally, as described more fully in Item 3 above, immediately upon receipt of the Confirmation, Murmann GmbH is obligated to cause to be contributed to the Holding Company 10,361,500 shares of Sauer Common Stock. Also, as described more fully in Item 3 above, upon termination of the Limited Partnership Agreement, Murmann GmbH, EMF and Sauer GmbH will receive 1,912,500, 225,000 and 112,500 shares of Sauer Common Stock, respectively. Further, as described more fully in Item 3 above, as a result of the Secondary Acquisition, it is expected that the Holding Company will receive between approximately 2,000,000 shares and 3,000,000 shares of Sauer Common Stock.

         (b) As described more fully in Item 3 above, this statement relates to certain transactions related to the acquisition by the Issuer of all of the outstanding shares of the Danfoss Fluid Power Companies pursuant to the Stock Exchange Agreement.

         (c)  Not applicable.

         (d) Pursuant to the Holding Company Agreement, upon consummation of the Transaction, the Certificate of Incorporation and Bylaws of the Issuer will be amended to provide that the number of directors comprising the fully constituted board of directors of the Issuer will be increased to ten. Director candidates will be identified by a two member nominating committee comprised of a representative of the Murmann Family and a representative of Danfoss. The representative of each of the Murmann Family and Danfoss will be entitled to identify for recommendation to the Issuer's board of directors three candidates for director who may be associated or affiliated with the Murmann Family or Danfoss. The representative of each of the Murmann Family and Danfoss will each identify two additional candidates for director. One of the additional director candidates recommended by the representative of the Murmann Family will be the Chief Executive Officer and President of the Issuer and the remaining three director candidates must be independent from and not associated or affiliated with the Murmann Family or Danfoss. After the person serving as Chief Executive Officer and President ceases to serve in such capacity, the representative of the Murmann Family will be entitled to identify for recommendation to the Issuer's board of directors a second independent director candidate to replace the Chief Executive Officer and President.

         Additionally, pursuant to the Holding Company Agreement, upon consummation of the Transaction, Jorgen Clausen will become the Vice Chairman of the Issuer's board of directors. At the time that Klaus H. Murmann ceases to act as Chairman of the Issuer's board of directors and, in any event, no later than the fourth anniversary of the consummation of the Transaction, Jorgen Clausen will become the Chairman of the Issuer's board of directors, holding such office until, at the latest, March 31, 2008.

         Further, pursuant to the Holding Company Agreement and subject to the approval of 80% of the outstanding shares of Sauer Common Stock, the Certificate of Incorporation of the Issuer will be amended to remove the classifications of the Issuer's board of directors and allow for removal of directors without cause by the holders of a majority of the outstanding shares of Sauer Common Stock. Accordingly, each director would serve a one-year term. Also, pursuant to the Holding Company Agreement, upon consummation of the Transaction, the Bylaws of the Issuer will be amended to provide that certain material actions of the Issuer's board of directors will require the approval of at least 80% of the fully constituted board of directors.

         (e) As described more fully in Item 3 and Item 4(a) above, upon consummation of the Transaction and the Secondary Acquisition and in connection with the termination of the Silent Partnership Agreement, the Issuer is expected to issue shares of Sauer Common Stock. Additionally, because the number of shares of Sauer Common Stock to be issued to the Holding Company in connection with the Transaction, when added to the number of shares of Sauer Common Stock currently outstanding, would exceed the 45,000,000 shares of Sauer Common

Stock currently authorized, concurrent with the consummation of the Transaction, the Issuer is expected to amend its Certificate of Incorporation to increase the number of authorized shares of Sauer Common Stock by 30,000,000 from 45,000,000 to 75,000,000.

         (f)     Not applicable.

         (g) Except as set forth in Item 4(d) above, not applicable.

         (h)-(i) Not applicable.

         (j) Except as set forth above, neither the Reporting Persons nor the Danfoss Control Persons currently have any plans or proposals which relate to or would result in any of the actions described in, or similar to, the actions enumerated in Items 4(a) - (j) of Schedule 13D (although the Reporting Persons and the Danfoss Control Persons reserve the right to develop such plans).

Item 5.   Interest in Securities of the Issuer

1.       The Holding Company

         (a)  The Holding Company may be deemed to beneficially own
15,261,500 shares of Sauer Common Stock, excluding 16,149,812 shares of Sauer Common Stock expected to be received in connection with the Transaction, 1,912,500 shares of Sauer Common Stock expected to be received by Murmann GmbH in connection with the termination of the Silent Partnership Agreement and 1,000 shares of Sauer Common Stock to be contributed by Sauer GmbH prior to consummation of the Transaction in exchange for the Holding Company's common stock. Such ownership represents 55.5% of the outstanding shares of the Issuer. The Holding Company disclaims beneficial ownership of 4,900,000 shares of Sauer Common Stock beneficially owned by Murmann KG. Other than as indicated in
Schedule I, to the knowledge of the Holding Company, no shares of Sauer Common Stock are beneficially owned by any of the persons listed on Schedule I associated with the Holding Company.

         (b)   Number of shares as to which the Holding Company has:
               (i)     sole power to vote or to direct the vote:  10,361,500
               (ii) shared power to vote or to direct the vote: 4,900,000 (The Holding Company disclaims beneficial ownership of all of these shares.)
               (iii)   sole power to dispose or to direct the disposition of:  0
               (iv)    shared power to dispose or direct the disposition of:
                       4,900,000
                       (The Holding Company disclaims beneficial ownership of all of these shares.)

         (c) Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by the Holding Company or any of the persons named on Schedule I related to the Holding Company.

         (d)-(e) Not applicable.

2.       Klaus H. Murmann

         (a)  Klaus H. Murmann may be deemed to beneficially own
15,690,725 shares of Sauer Common Stock. Such ownership represents 57.1% of the outstanding shares of the Issuer. Klaus H. Murmann disclaims beneficial ownership of 15,562,500 shares of Sauer Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,362,500 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) and (iii) 300,000 are beneficially owned by EMF. Klaus H. Murmann is a general partner of Murmann KG. Murmann GmbH is a wholly owned subsidiary of Murmann KG and Sauer GmbH and EMF are wholly owned subsidiaries of Murmann GmbH.

         (b)  Number of shares as to which Klaus H. Murmann has:
              (i)   sole power to vote or to direct the vote: 128,225
              (ii) shared power to vote or to direct the vote: 15,562,500 (Klaus H. Murmann disclaims beneficial ownership of all of these shares.)
              (iii) sole power to dispose or to direct the disposition of:
                    128,225
              (iv)  shared power to dispose or to direct the disposition of:
                    15,562,500
                    (Klaus H. Murmann disclaims beneficial ownership of all of these shares.)

         (c) Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Klaus H. Murmann.

         (d)-(e) Not applicable.

3.       Murmann KG

         (a) Murmann KG may be deemed to beneficially own 15,562,500 shares of Sauer Common Stock. Such ownership represents 56.6% of the outstanding shares of the Issuer. Murmann KG disclaims beneficial ownership of 10,662,500 shares of Sauer Common Stock, of which (i) 10,362,500 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) and (ii) 300,000 are beneficially owned by EMF. Murmann GmbH is a wholly owned subsidiary of Murmann KG. EMF and Sauer GmbH are wholly owned subsidiaries of Murmann GmbH. Other than as indicated in Schedule I, to the knowledge of Murmann KG, no shares of Sauer Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Murmann KG.

         (b)      Number of shares as to which Murmann KG has:
                  (i)    sole power to vote or to direct the vote:  0
                  (ii) shared power to vote or to direct the vote: 15,562,500 (Murmann KG disclaims beneficial ownership of 10,662,500 of these shares.)

                  (iii)  sole power to dispose or to direct the disposition of:
                         0
                  (iv) shared power to dispose or to direct the disposition of: 15,562,500
                         (Murmann KG disclaims beneficial ownership of 10,662,500 of these shares.)

         (c) Except for the transactions described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Murmann KG or any of the persons named on Schedule I associated with Murmann KG.

         (d)-(e) Not applicable.

4.       Murmann GmbH

         (a) Murmann GmbH may be deemed to beneficially own 10,662,500 shares of Sauer Common Stock. Such ownership represents 38.8% of the outstanding shares of the Issuer. Murmann GmbH disclaims beneficial ownership of 10,662,500 shares of which (i) 10,362,500 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company and (ii) 300,000 are beneficially owned by EMF. Other than as indicated in Schedule I, to the knowledge of Murmann GmbH, no shares of Sauer Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Murmann GmbH.

         (b)      Number of shares as to which Murmann GmbH has:
                  (i)    sole power to vote or to direct the vote:  0
                  (ii) shared power to vote or to direct the vote: 10,662,500 (Murmann GmbH disclaims beneficial ownership of all of these shares.)
                  (iii)  sole power to dispose or to direct the disposition
                         of:  0
                  (iv) shared power to dispose or to direct the disposition of: 10,662,500
                         (Murmann GmbH disclaims beneficial ownership of all of these shares.)

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Murmann GmbH or any of the persons named on Schedule I associated with Murmann GmbH.

         (d)-(e)  Not applicable.

5.       Sauer GmbH

         (a) Sauer GmbH beneficially owns 10,362,500 shares of Sauer Common Stock, of which 10,361,500 may be deemed beneficially owned by the Holding Company. Such ownership represents approximately 37.7% of the outstanding shares of the Issuer. Other than as indicated in Schedule I, to the knowledge of Sauer GmbH, no shares of Sauer Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Sauer GmbH.

         (b)      Number of shares as to which Sauer GmbH has:
                  (i)    sole power to vote or to direct the vote:  1,000
                  (ii)   shared power to vote or to direct the vote:  0
                  (iii)  sole power to dispose or to direct the disposition of:
                         10,362,500
                  (iv)   shared power to dispose or to direct the disposition
                         of:  0

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Sauer GmbH or any of the persons named on Schedule I associated with Sauer GmbH.

         (d)-(e)  Not applicable.

6.       EMF

         (a) EMF beneficially owns 300,000 shares of Sauer Common Stock. Such ownership represents approximately 1.1% of the outstanding shares of the Issuer. Other than as indicated in Schedule I, to the knowledge of EMF, no shares of Sauer Common Stock are beneficially owned by any of the persons listed on Schedule I associated with EMF.

         (b)     Number of shares as to which EMF has:

                  (i)   sole power to vote or to direct the vote:  300,000
                  (ii)  shared power to vote or to direct the vote:  0
                  (iii) sole power to dispose or to direct the disposition of:
                        300,000
                  (iv)  shared power to dispose or to direct the disposition of:  0

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by EMF or any of the persons named on Schedule I associated with EMF.

         (d)-(e) Not applicable.

7.       Hannelore Murmann

         (a)     Hannelore Murmann may be deemed to beneficially own
15,829,600 shares of Sauer Common Stock. Such ownership represents 57.6% of the outstanding shares of the Issuer. Hannelore Murmann disclaims beneficial ownership of 15,562,500 shares of Sauer Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,362,500 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) and (iii) 300,000 are beneficially owned by EMF.

         (b)      Number of shares as to which Hannelore Murmann has:
                  (i)   sole power to vote or to direct the vote:  267,100
                  (ii) shared power to vote or to direct the vote: 15,562,500 (Hannelore Murmann disclaims beneficial ownership of all of these shares.)
                  (iii) sole power to dispose or to direct the disposition of:
                        267,100
                  (iv)  shared power to dispose or to direct the disposition of:
                        15,562,500
                        (Hannelore Murmann disclaims beneficial ownership of all of these shares.)

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Hannelore Murmann.

         (d)-(e)  Not applicable.

8.       Sven Murmann

         (a) Sven Murmann may be deemed to beneficially own 15,563,500 shares of Sauer Common Stock. Such ownership represents 56.6% of the outstanding shares of the Issuer. Sven Murmann disclaims beneficial ownership of 15,562,500 shares of Sauer Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,362,500 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) and (iii) 300,000 are beneficially owned by EMF.

         (b)      Number of shares as to which Sven Murmann has:
                  (i)   sole power to vote or to direct the vote:  1,000
                  (ii) shared power to vote or to direct the vote: 15,562,500 (Sven Murmann disclaims beneficial ownership of all of these shares.)
                  (iii) sole power to dispose or to direct the disposition of:
                        1,000
                  (iv)  shared power to dispose or to direct the disposition of:
                        15,562,500
                        (Sven Murmann disclaims beneficial ownership of all of these shares.)

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Sven Murmann.

         (d)-(e)  Not applicable.

9.       Nicola Keim

         (a) Nicola Keim may be deemed to beneficially own 15,563,500 shares of Sauer Common Stock. Such ownership represents 56.6% of the outstanding shares of the Issuer. Nicola Keim disclaims beneficial ownership of 15,562,500 shares of Sauer Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,362,500 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) and (iii) 300,000 are beneficially owned by EMF.

         (b)      Number of shares as to which Nicola Keim has:
                  (i)   sole power to vote or to direct the vote:  1,000
                  (ii) shared power to vote or to direct the vote: 15,562,500 (Nicola Keim disclaims beneficial ownership of all of these shares.)
                  (iii) sole power to dispose or to direct the disposition of:
                        1,000
                  (iv)  shared power to dispose or to direct the disposition of:
                        15,562,500
                        (Nicola Keim disclaims beneficial ownership of all of these shares.)

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Nicola Keim.

         (d)-(e)  Not applicable.

10.      Ulrike Murmann-Knuth

         (a) Ulrike Murmann-Knuth may be deemed to beneficially own 15,562,500 shares of Sauer Common Stock. Such ownership represents 56.6% of the outstanding shares of the Issuer. Ulrike Murmann-Knuth disclaims beneficial ownership of all 15,562,500 shares of Sauer Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,362,500 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) and (iii) 300,000 are beneficially owned by EMF.

         (b)      Number of shares as to which Ulrike Murmann-Knuth has:
                  (i)   sole power to vote or to direct the vote:  0
                  (ii) shared power to vote or to direct the vote: 15,562,500 (Ulrike Murmann-Knuth disclaims beneficial ownership of all of these shares.)

                  (iii) sole power to dispose or to direct the disposition of: 0
                  (iv)  shared power to dispose or to direct the disposition of:  15,562,500
                        (Ulrike Murmann-Knuth disclaims beneficial ownership of all of these shares.)

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Ulrike Murmann-Knuth.

         (d)-(e)  Not applicable.

11.      Jan Murmann

         (a) Jan Murmann may be deemed to beneficially own 15,562,500 shares of Sauer Common Stock. Such ownership represents 56.6% of the outstanding shares of the Issuer. Jan Murmann disclaims beneficial ownership of all 15,562,500 shares of Sauer Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,362,500 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) and (iii) 300,000 are beneficially owned by EMF.

         (b)      Number of shares as to which Jan Murmann has:
                  (i)   sole power to vote or to direct the vote:  0
                  (ii) shared power to vote or to direct the vote: 15,562,500 (Jan Murmann disclaims beneficial ownership of all of these shares.)
                  (iii) sole power to dispose or to direct the disposition of: 0
                  (iv)  shared power to dispose or to direct the disposition of:  15,562,500
                        (Jan Murmann disclaims beneficial ownership of all of these shares.)

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Jan Murmann.

         (d)-(e)  Not applicable.

12.      Anja Murmann

         (a) Anja Murmann may be deemed to beneficially own 15,562,500 shares of Sauer Common Stock. Such ownership represents 56.6% of the outstanding shares of the Issuer. Anja Murmann disclaims beneficial ownership of all 15,562,500 shares of Sauer Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,362,500 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) and (iii) 300,000 are beneficially owned by EMF.

         (b)      Number of shares as to which Anja Murmann has:
                  (i)   sole power to vote or to direct the vote:  0
                  (ii) shared power to vote or to direct the vote: 15,562,500 (Anja Murmann disclaims beneficial ownership of all of these shares.)
                  (iii) sole power to dispose or to direct the disposition of: 0
                  (iv)  shared power to dispose or to direct the disposition of:  15,562,500
                        (Anja Murmann disclaims beneficial ownership of all of these shares.)

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Anja Murmann.

         (d)-(e)  Not applicable.

13.      Christa Zoellner

         (a)     Christa Zoellner may be deemed to beneficially own
15,562,500 shares of Sauer Common Stock. Such ownership represents 56.6% of the outstanding shares of the Issuer. Christa Zoellner disclaims beneficial ownership of all 15,562,500 shares of Sauer Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,362,500 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) and (iii) 300,000 are beneficially owned by EMF.

         (b)      Number of shares as to which Christa Zoellner has:
                  (i)   sole power to vote or to direct the vote:  0
                  (ii) shared power to vote or to direct the vote: 15,562,500 (Christa Zoellner disclaims beneficial ownership of all of these shares.)
                  (iii) sole power to dispose or to direct the disposition of: 0
                  (iv)  shared power to dispose or to direct the disposition of:  15,562,500
                        (Christa Zoellner disclaims beneficial ownership of all of these shares.)

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Christa Zoellner

         (d)-(e)  Not applicable.

14.      Britta Zoellner

         (a) Britta Zoellner may be deemed to beneficially own 15,562,500 shares of Sauer Common Stock. Such ownership represents 56.6% of the outstanding shares of the Issuer. Britta Zoellner disclaims beneficial ownership of all 15,562,500 shares of Sauer Common Stock, of which (i) 4,900,000 are beneficially owned by Murmann KG, (ii) 10,362,500 are beneficially owned by Sauer GmbH (10,361,500 of which may be deemed beneficially owned by the Holding Company) and (iii) 300,000 are beneficially owned by EMF.

         (b)      Number of shares as to which Britta Zoellner has:
                  (i)    sole power to vote or to direct the vote:  0
                  (ii) shared power to vote or to direct the vote: 15,562,500 (Britta Zoellner disclaims beneficial ownership of all of these shares.)

                  (iii) sole power to dispose or to direct the disposition of: 0
                  (iv)  shared power to dispose or to direct the disposition of:  15,562,500
                        (Britta Zoellner disclaims beneficial ownership of all of these shares.)

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Britta Zoellner.

         (d)-(e)  Not applicable.

15.      Danfoss

         (a) Danfoss may be deemed to beneficially own 15,261,500 shares of Sauer Common Stock, representing approximately 55.5% of the outstanding shares of the Issuer. Danfoss disclaims beneficial ownership of all 15,261,500 shares of Sauer Common Stock. Other than as indicated in Schedule I, to the knowledge of Danfoss, no shares of Sauer Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Danfoss.

         Other than as described herein or indicated in Schedule II, to the knowledge of Danfoss, no shares of Sauer Common Stock are beneficially owned by any persons listed on Schedule II associated with the Danfoss Control Entity. Jorgen Clausen, President, Chief Executive Officer and a director of Danfoss, beneficially owns 58,000 shares of Sauer Common Stock, representing approximately 0.2% of the outstanding shares of Sauer Common Stock. Jorgen Clausen has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Sauer Common Stock. Jorgen Clausen does not share the power to vote, direct the vote, dispose or direct the disposition of such shares of Sauer Common Stock.

         (b)      Number of shares to which Danfoss has:
                  (i)   sole power to vote or to direct the vote:  0
                  (ii) shared power to vote or to direct the vote: 15,261,500 (Danfoss disclaims beneficial ownership of all of these shares.)
                  (iii) sole power to dispose or to direct the disposition of: 0
                  (iv)  shared power to dispose or to direct the disposition of:  15,261,500
                        (Danfoss disclaims beneficial ownership of all of these shares.)

         (c) Except for the transaction described in this Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by Danfoss, any of the persons named on Schedule I associated with Danfoss or any of the persons named on Schedule II associated with the Danfoss Control Entity.

         (d)-(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than the Stock Exchange Agreement and the Holding Company Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

Exhibit A   -   Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

Exhibit B   -   Stock Exchange Agreement, dated as of January 22, 2000, among
                Danfoss Murmann Holding A/S, Sauer Inc., Danfoss A/S and
                K. Murmann
                Verwaltungsgesellschaft mbH*

Exhibit C -     Joint Venture Agreement, dated
                January 22, 2000, among K. Murmann
                Verwaltungsgesellschaft mbH, Danfoss A/S and Danfoss
                Murmann Holding A/S

Exhibit D   -   Amendment to Joint Venture Agreement, dated February 22, 2000, among K. Murmann Verwaltungsgesellschaft mbH, Danfoss A/S and
                Danfoss Murmann Holding A/S


--------------------------
* Incorporated herein by reference to the Schedule 14A of the Issuer filed with the Securities and Exchange Commission on February 22, 2000.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 3, 2000                       Danfoss Murmann Holding A/S


                                         By:/s/ Hannelore Murmann

                                             Name:  Hannelore Murmann
                                             Title: Director

Dated:  March 3, 2000                    /s/ Klaus H. Murmann
                                         ----------------------------------
                                         Klaus H. Murmann

Dated:  March 3, 2000                    Klaus Murmann & Co.  KG


                                         By: /s/ Klaus H. Murmann
                                             ------------------------------
                                             Name:  Klaus H. Murmann
                                             Title: General Partner

Dated:  March 3, 2000                    K. Murmann Verwaltungsgeselleschaft mbH


                                         By: /s/ Klaus H. Murmann
                                             ------------------------------
                                             Name:  Klaus H. Murmann
                                             Title: Director

Dated:  March 3, 2000                    Sauer GmbH

                                         By: /s/ Klaus H. Murmann
                                             ------------------------------
                                             Name:  Klaus H. Murmann
                                             Title: Director

Dated:  March 3, 2000                    EMF Europaische Marketing
                                         und Finanzmanagement AG

                                         By: /s/ Klaus H. Murmann
                                             ------------------------------
                                             Name:  Klaus H. Murmann
                                             Title: Director

Dated:  March 3, 2000                    /s/ Hannelore Murmann
                                         --------------------------------------
                                         Hannelore Murmann

Dated:  March 3, 2000                  By:                *
                                          -------------------------------------
                                           Name:   Klaus H. Murmann
                                           Title:  Attorney-in-fact

                                       Sven Murmann

Dated:  March 3, 2000                  By:                *
                                          -------------------------------------
                                           Name:   Klaus H. Murmann
                                           Title:  Attorney-in-fact

                                       Nicola Keim

Dated:  March 3, 2000                  By:                *
                                          -------------------------------------
                                           Name:   Klaus H. Murmann
                                           Title:  Attorney-in-fact

                                       Ulrike Murmann-Knuth

Dated:  March 3, 2000                  By:                *
                                          -------------------------------------
                                           Name:   Klaus H. Murmann
                                           Title:  Attorney-in-fact

                                       Jan Murmann

Dated:  March 3, 2000                  By:                *
                                          -------------------------------------
                                           Name:   Klaus H. Murmann
                                           Title:  Attorney-in-fact

                                       Anja Murmann

Dated:  March 3, 2000                  By:                 *
                                          -------------------------------------
                                           Name:   Klaus H. Murmann
                                           Title:  Attorney-in-fact

                                       Christa Zoellner

Dated:  March 3, 2000                  By:                 *
                                          -------------------------------------
                                           Name:   Klaus H. Murmann
                                           Title:  Attorney-in-fact

                                       Britta Zoellner

* The Powers of Attorney signed by the filers above for whom Klaus H. Murmann has signed as Attorney-in-Fact were previously filed with the Schedule 13G filed with the Securities and Exchange Commission on February 15, 2000 and are hereby incorporated by reference herein.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 3, 2000                  Danfoss A/S

                                       By: /s/ Ole Steen Andersen
                                           ----------------------------------
                                           Name:  Ole Steen Andersen
                                           Title:  Executive Vice President

                                                                      Schedule I

                        Directors and Executive Officers
                               As of March 3, 2000

Corporation:  Danfoss Murmann Holding A/S
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Shares of Sauer Inc.
Supervisory Board and Citizenship       Address                        Occupation                  Common Stock

Murmann, Dr. Klaus H.                   Krokamp 35,                    Chairman and Chief                   *
Federal Republic of Germany             24539 Neumunster               Executive Officer of
                                        Germany                        Sauer Inc.

Murmann, Dr. Sven                       Krokamp 35,                    Director                             *
Federal Republic of Germany             24539 Neumunster
                                        Germany

Management Board and Citizenship        Address                        Occupation

Murmann, Dr. Hannelore                  Bismarckallee 24               Not employed                         *
Federal Republic of Germany             24105 Kiel, Germany

Partnership:  Klaus Murmann & Co.  KG.
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Shares of Sauer Inc.
Directors and Citizenship               Address                        Occupation                  Common Stock

Murmann, Dr. Klaus H.                   See information above          See information above                *

Murmann, Dr. Hannelore                  See information above          See information above                *

Officers and Citizenship                Address                        Occupation

Barlage, Dr. Tonio P.                   Krokamp 35, 24539              President Sauer             300,000 Common Shares;
Federal Republic of Germany             Neumunster, Germany            Inc./Accountant             Dr. Maria Barlage, the
                                                                                                   spouse of Dr. Tonio
                                                                                                   Barlage owns 250,000
                                                                                                   Common Shares

Hoffrichter, Jurgen                     Krokamp 35, 24539              Accountant                  2000 Common Shares
Federal Republic of Germany             Neumunster, Germany

Langrick, John N.                       Fuhlendorfer Weg 30            Director of Corporate       300 Common Shares,
United Kingdom                          24576 Bad Bramstedt            Finance- Sauer -            7,500 Restricted Stock
                                                                       Sundstrand GmbH &           and 5,000 Restricted
                                                                       Co./Chartered               Stock Units
                                                                       Accountant

Renders, Dirk                           Krokamp 35, 24539              Procurist                   100 Common Shares
Federal Republic of Germany             Neumunster, Germany


Corporation:  K. Murmann Verwaltungsgesellschaft mbH
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Shares of Sauer Inc
Directors and Citizenship               Address                        Occupation                  Common Stock

Murmann, Dr. Klaus H.                   See information above          See information above                     *
Murmann, Jan                            Krokamp 35                     Director                                  *
                                        24539 Neumunster
                                        Germany

Murmann, Dr. Sven                       See information above          See information above                     *

Barlage, Dr. Tonio P.                   See information above          See information above       See information above

Officers and Citizenship                Address                        Occupation

Hoffrichter, Jurgen                     See information above          See information above       See information above

Langrick, John N.                       See information above          See information above       See information above

Renders, Dirk                           See information above          See information above       See information above

Corporation:  Sauer GmbH
-------------------------------------------------------------------------------------------------------------------------

                                                                                                   Shares of Sauer Inc.
Directors and Citizenship               Address                        Occupation                  Common Stock

Murmann, Dr. Klaus H.                   See information above          See information above                     *

Barlage, Dr. Tonio P.                   See information above          See information above       See information above

Officers and Citizenship                Address                        Occupation

Hoffrichter, Jurgen                     See information above          See information above       See information above

Langrick, John N.                       See information above          See information above       See information above

Renders, Dirk                           See information above          See information above       See information above

Corporation:  EMF Marketing and Finanzmanagement
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Shares of Sauer Inc.
Directors and Citizenship               Address                        Occupation                  Common Stock

Murmann, Dr. Klaus H.                   See information above          See information above                     *

Murmann, Dr. Sven                       See information above          See information above                     *

Officers and Citizenship                Address                        Occupation

Langrick, John N.                       See information above          See information above       See information above



Corporation:  Danfoss A/S
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Shares of Sauer Inc.
Directors and Citizenship               Address                        Occupation                  Common Stock

Birger Riisager                         Vigerslev Alle 77              President                   None
Kingdom of Denmark                      2500 Valby Denmark

Tom Kahler                              DK-2640 Hedehusene             President and Chief         None
Kingdom of Denmark                      Denmark                        Executive Officer

Henrik E. Nyegaard                      Attemoseveg 15                 Engineer                    None
Kingdom of Denmark                      1840 Holte
                                        Denmark

Peter M. Clausen                        DK-6430 Nordborg               Vice President              None
Kingdom of Denmark                      Denmark

Jorgen M. Clausen                       DK-6430 Nordborg               President and Chief         58,000 Common Shares
Kingdom of Denmark                      Denmark                        Executive Officer

Bente Skibsted                          DK-6430 Nordborg               Director                    None
Kingdom of Denmark                      Denmark

Henning Wendelboe                       DK-6430 Nordborg               Toolmaker                   None
Kingdom of Denmark                      Denmark

Bent M. Christensen                     DK-6430 Nordborg               Blue Collar                 None
Kingdom of Denmark                      Denmark

Niels Chr. Jorgensen                    DK-6430 Nordborg               Toolmaker                   None
Kingdom of Denmark                      Denmark
                                                                                                   Shares of Sauer Inc.
Exec. Committee and Citizenship         Address                        Occupation                  Common Stock

Jorgen M. Clausen                       See information above          See information above       See information above

Hans Kirk                               DK-6430 Nordborg               Chief Operating Officer     None
Kingdom of Denmark                      Denmark

Ole Steen Andersen                      DK-6430 Nordborg               Executive Vice              None
Kingdom of Denmark                      Denmark                        President

Peter Hansen-Damm                       DK-6430 Nordborg               Chief Financial Officer     None
Kingdom of Denmark                      Denmark

                                                                     Schedule II

                        Directors and Executive Officers
                               As of March 3, 2000


Corporation:  Bitten & Mads Clausens Fond
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Shares of Sauer Inc.
Directors and Citizenship               Address                        Occupation                  Common Stock

Birger Riisager                         See information in             See information in          See information in
Kingdom of Denmark                      Schedule I                     Schedule I                  Schedule I

Tom Kahler                              See information in             See information in          See information in
Kingdom of Denmark                      Schedule I                     Schedule I                  Schedule I

Henrik E. Nyegaard                      See information in             See information in          See information in
Kingdom of Denmark                      Schedule I                     Schedule I                  Schedule I

Peter M. Clausen                        See information in             See information in          See information in
Kingdom of Denmark                      Schedule I                     Schedule I                  Schedule I

Jorgen M. Clausen                       See information in             See information in          See information in
Kingdom of Denmark                      Schedule I                     Schedule I                  Schedule I

Bente Skibsted                          See information in             See information in          See information in
Kingdom of Denmark                      Schedule I                     Schedule I                  Schedule I

Henning Wendelboe                       See information in             See information in          See information in
Kingdom of Denmark                      Schedule I                     Schedule I                  Schedule I

Bent M. Christensen                     See information in             See information in          See information in
Kingdom of Denmark                      Schedule I                     Schedule I                  Schedule I

Arno Knopfli                            Manager                        DK-6430 Nordborg            None
Kingdom of Denmark                                                     Denmark

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D, dated March 3, 2000 ("Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Sauer Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument

         IN WITNESS WHEREOF, the undersigned have executed this Agreement this 3rd day of March, 2000.

                                         Danfoss Murmann Holding A/S


                                         By: /s/ Hannelore Murmann
                                             -----------------------------------
                                             Name:  Hannelore Murmann
                                             Title: Director


                                         /s/ Klaus H. Murmann
                                         ---------------------------------------
                                         Klaus H. Murmann


                                         Klaus Murmann & Co.  KG


                                         By: /s/ Klaus H. Murmann
                                             -----------------------------------
                                             Name:  Klaus H. Murmann
                                             Title: General Partner


                                         K. Murmann Verwaltungsgesellschaft
                                         mit beschrankter Haftung


                                         By: /s/ Klaus H. Murmann
                                             -----------------------------------
                                             Name:  Klaus H. Murmann
                                             Title: Director


                                         Sauer GmbH


                                         By: /s/ Klaus H. Murmann
                                             -----------------------------------
                                             Name:  Klaus H. Murmann
                                             Title: Director

                                        EMF Europaische Marketing
                                        und Finanzmanagement AG


                                        By: /s/ Klaus H. Murmann
                                            ------------------------------------
                                            Name:  Klaus H. Murmann
                                            Title: Director


                                        /s/ Hannelore Murmann
                                        ----------------------------------------
                                        Hannelore Murmann


                                        By:                 *
                                            ------------------------------------
                                            Name:  Klaus H. Murmann
                                            Title: Attorney-in-fact


                                        Sven Murmann


                                        By:                 *
                                            ------------------------------------
                                            Name:  Klaus H. Murmann
                                            Title: Attorney-in-fact


                                        Nicola Keim


                                        By:                 *
                                            ------------------------------------
                                            Name:  Klaus H. Murmann
                                            Title: Attorney-in-fact


                                        Ulrike Murmann-Knuth


                                        By:                 *
                                            ------------------------------------
                                            Name:  Klaus H. Murmann
                                            Title: Attorney-in-fact


                                        Jan Murmann


                                        By:                 *
                                            ------------------------------------
                                            Name:  Klaus H. Murmann
                                            Title: Attorney-in-fact

                                        Anja Murmann


                                        By:                *
                                            ------------------------------------
                                            Name:   Klaus H. Murmann
                                            Title:  Attorney-in-fact

                                        Christa Zoellner


                                        By:               *
                                            ------------------------------------
                                            Name:   Klaus H. Murmann
                                            Title:  Attorney-in-fact

                                        Britta Zoellner

                                        Danfoss A/S


                                        By: /s/ J. Clausen
                                            ------------------------------------
                                            Name:  Jorgen Clausen
                                            Title: CEO

*  The Powers of Attorney signed by the parties to this Joint Filing
Agreement for whom Klaus H. Murmann has signed as Attorney-in-Fact were previously filed with the Schedule 13G filed with the Securities and Exchange Commission on February 15, 2000 and are hereby incorporated by reference herein.

                                                                       EXHIBIT C


                             JOINT VENTURE AGREEMENT

between

K. MURMANN Verwaltungsgesellschaft mbH, Kiel, Germany, represented by Klaus H. Murmann,

                                      - hereinafter referred to as "MURMANN" --

and

DANFOSS A/S, Nordborg, Denmark, represented by Jorgen Mads Clausen,

                                      - hereinafter referred to as "DANFOSS" --

MURMANN and DANFOSS hereinafter each called "the Party" or also collectively referred to as "the Parties" --

and

DANFOSS MURMANN Holding A/S, Nordborg, Denmark,

                                      - hereinafter referred to as "Holding" --

Preamble

(a) MURMANN and related entities/persons control (directly or indirectly) by majority stockholdership SAUER Inc., a Delaware corporation having its headquarters in Ames, Iowa, USA (hereinafter referred to as "SAUER Inc." or "the Company").

         SAUER Inc. is active in the design, manufacture and sale of highly engineered hydraulic systems and components for use primarily in demanding applications of off-highway mobile equipment (hereinafter referred to as "Mobile Hydraulics").

         DANFOSS has -- inter alia -- also substantial activities in special fields of the design, manufacture and sale of Mobile Hydraulics mainly concentrated in the DANFOSS Fluid Power A/S, Nordborg, Denmark and the DANFOSS Fluid Power Inc., Racine, Wisconsin, USA as further described in the Stock Exchange Agreement (Appendix 1).

(b) Both, MURMANN and DANFOSS, have become convinced that a close cooperation in the field of Mobile Hydraulics by way of combining the respective activities of SAUER Inc. and DANFOSS will strongly improve the competitive strength and would therefore be in the mutual interest of SAUER Inc. and DANFOSS. The overall objective of such combination is to favour a growth and rationalisation strategy that will position the combined business as an important player on the markets with low costs, high quality and innovation will be a substantial value driver compared with other solutions available.

(c) For this purpose, MURMANN and DANFOSS will concentrate the Mobile Hydraulics Business of SAUER Inc. and DANFOSS by involving a new corporation to be owned by the Parties, the Holding. The Holding will hold the majority of SAUER Inc. ordinary common stock in direct successorship of MURMANN's present majority position. To reach this target MURMANN will contribute to Holding shares of SAUER Inc. ordinary common stock and DANFOSS will contribute to Holding the DANFOSS Mobile Hydraulics Business. The contribution from DANFOSS will be transferred from Holding to SAUER Inc. against shares of SAUER Inc. ordinary common stock newly to be issued to Holding according to the Stock Exchange Agreement.

After the Closing Date as defined in the Stock Exchange Agreement, but before 31 December 2000, DANFOSS will further contribute its mobile hydraulics business against shares in Holding in Holland, Belgium, Spain, Portugal, Switzerland, Japan, Singapore (which also covers sales in ASEAN countries), Hong Kong, New Zealand, Australia, Brazil (which also covers sales in South America) and Mexico through Holding to SAUER Inc. The provisions of this Agreement, in particular Articles 2 and 4, shall apply correspondingly. Furthermore, DANFOSS will after the Closing Date on conditions described in the Stock Exchange Agreement continue to act as a distributor for SAUER Inc. in Iceland, Russia, India and South Africa.

SAUER Inc. will further on operate under the name "SAUER-DANFOSS Inc."

Now, therefore, in consideration of the premises and covenants set forth herein, MURMANN and DANFOSS enter into this Joint Venture Agreement (hereinafter referred to as "the Agreement") and hereby agree as follows:

                                       A.

                         Formation of the Joint Venture

                                    Article 1

                            Foundation of the Holding

MURMANN has acquired all shares of a corporation under Danish law with the name Danfoss Murmann Holding A/S with a registered capital stock amounting to DK
500.000 and residing at Nordborg, Denmark. Danfoss Murmann Holding A/S shall have 500,000 Class A shares and 26.512.312 Class B shares (such Class B shares hereinafter referred to as "Shares") with the respective rights in connection therewith as stated in Holdings Articles of Association (Appendix 4).

                                   Article 2

                   Contributions of the Parties to the Holding

(a)      The Parties shall make the following contributions in kind to the
         Holding:

         - MURMANN:

           10.362.500 shares of SAUER Inc. ordinary common stock,

         - DANFOSS:

           the DANFOSS Mobile Hydraulics Business.

(b) By way of capital increase of the Holding, the Parties shall receive Shares of the Holding in proportion to 10.362.500 (MURMANN) to the number of SAUER Inc. ordinary common stock Holding has received as compensation for the DANFOSS Mobile Hydraulics Business amounting to
         16.149.812 (DANFOSS).

         In the result, the parties receive for 1 (one) SAUER Inc. share (with a nominal value of US-$ 0,01 each) 1 (one) Holding Share (with a nominal value of DKK 1 each). The details of the contributions in kind are set forth in the shareholders' resolution concerning the capital increase based on MURMANN's contribution attached as draft hereto as Appendix 2 and in the shareholders' resolution based on the contribution of DANFOSS attached as draft hereto as Appendix 3.

(c) DANFOSS will acquire 50% of the Class A shares amounting to DKK 500.000, which MURMANN has acquired according to Article 1 above, the compensation being half of MURMANN's expenditures on acquiring the Holding.

(d) The Parties agree to contribute additional shares of SAUER Inc. ordinary common stock to Holding at an equal amount in case of capital increase of SAUER Inc. by issuance of new shares of ordinary common stock in order always to keep the majority position of the Holding (more than 50%). As long as MURMANN has not contributed the number of shares Holding has received as compensation for the DANFOSS Mobile Hydraulics Business, first, before the equal commitment of both Parties mentioned above, MURMANN shall contribute the missing shares to maintain Holding's majority position with SAUER Inc.

(e) MURMANN is entitled to contribute at any time additional shares of SAUER Inc. ordinary common stock against new Shares of Holding at a corresponding amount according to the provision of (b) above limited to a 50% shareholdership in the Holding, however MURMANN is obligated on or before December 31, 2003 to contribute and maintain ownership thereafter of additional SAUER Inc. shares to Holding so his total contribution to Holding of SAUER Inc. shares is minimum 25.1% of the total issued SAUER Inc. shares calculated on a diluted basis.

(f) Each Party is entitled to withdraw at any time after December 31, 2003 shares of SAUER Inc. ordinary common stock against the return of Shares of Holding, however each Party is obligated to keep at all times a total contribution of minimum 25.1% of the total issued SAUER Inc. shares calculated on a fully diluted basis. The Parties are further in agreement to reduce the share capital of Holding, if it is necessary, to provide for such withdrawal by one Party.

(g) One Holding Share shall always equal one SAUER Inc. share common stock. This principle contains generally the formula for determining the number of Shares of Holding which either Party shall receive or contribute to Holding if such Party either contributes or withdraws SAUER Inc. shares from Holding.

(h) MURMANN guarantees that the 6.812.500 shares owned by K. Murmann & Co. KG and by MURMANN (conversion of silent partnership shares) will vote together with Holding in any Shareholder/Board vote of SAUER Inc. The above mentioned 6.812.500 shares shall not be transferred to a third Party (outside the MURMANN group consisting of the K. Murmann & Co. KG and its partners and MURMANN and its subsidiaries) without the prior written consent of DANFOSS, such consent not to be unreasonably withheld.

                                    Article 3

                            Stock Exchange Agreement

(a) The Holding will contribute and transfer the acquired DANFOSS Mobile Hydraulics Business to SAUER Inc. against 16,149.812 newly issued shares of SAUER Inc. ordinary common stock.

(b) The contribution and assignment mentioned under subsection a) above is set forth in detail in the Stock Exchange Agreement between SAUER Inc. and the Holding.

                                    Article 4

        Warranties of the Parties in connection with their contributions

(a) DANFOSS shall grant in favour of MURMANN and the Holding the identical representations, warranties, covenants and indemnities regarding its contribution as the Holding has to grant in favour of SAUER Inc. according to the Stock Exchange Agreement, but shall only indemnify and hold harmless SAUER Inc. from any such claims pursuant of the Stock Exchange Agreement.

         If a claim will be raised against Holding under the Stock Exchange Agreement, DANFOSS shall hold harmless Holding from any such claims. DANFOSS shall at its own expense choose and instruct counsel to defend Holding in connection with such claims and shall decide the existence, timing and details of any settlement by Holding of such claims as set forth in the Stock Exchange Agreement.

(b) MURMANN and Holding shall grant in favour of DANFOSS with regard to the compensation for the contribution of the DANFOSS Mobile Hydraulics Business the representations, warranties, covenants and indemnities as Sauer Inc. has to grant in favour of Holding according to the Stock Exchange Agreement, except for claims under Section 9.04 and 905, which Sauer Inc will pay to DANFOSS in full. As regards claims of DANFOSS the Parties agree as follows:

         Any claim of DANFOSS based on the representations, warranties, covenants and indemnities described in (b) above is limited to the amount equal to the percentage of shares of SAUER Inc. Holding has received as compensation for the DANFOSS Mobile Hydraulics Business contributed to SAUER Inc. at Closing.

         In case of such claims of DANFOSS in accordance with the Stock Exchange Agreement MURMANN agrees -- for the benefit of SAUER Inc. and its minority shareholders -- to hold SAUER Inc. harmless from such claims of Holding, and DANFOSS agrees that MURMANN can compensate DANFOSS by paying DANFOSS 80% of the amount to be paid by MURMANN as described above. SAUER Inc. has agreed that MURMANN is entitled at its own expense to choose and instruct counsel to defend SAUER Inc. in connection with such claims and shall decide the existence, timing and the details of any settlement by SAUER Inc. of such claims.

         MURMANN shall pay the amount to be paid by MURMANN as described above by transferring shares of SAUER Inc. ordinary common stock to DANFOSS, the valuation of the shares shall be the average price at which such shares have been traded on the New York Stock Exchange during the last two weeks before MURMANN'S indemnification is payable, or by transferring an equal number or Shares in Holding. Instead of payment by shares, payment can also take place by cash.

         The Parties agree that with the aforementioned 80% payment made by MURMANN to DANFOSS, Holding is fully compensated for such claims against SAUER Inc. and against MURMANN, and that DANFOSS is fully compensated for such claims with respect to MURMANN's contribution to the Holding and on payment to DANFOSS, Holding and DANFOSS shall give full release regarding such claims.

         The following example may clarify the agreement set forth above under this subsection:

         Damage with SAUER Inc.:                                   US$ 8 million
         Minus basket                                              US$ 5 million
         Relevant damage for indemnification:                      US$ 3 million
         Participation of Holding on total SAUER Inc. outstanding stock received as compensation for the contribution of the DANFOSS Mobile Hydraulics
         Business:

                  1/3 (one third) of 3 million = US$ 1 million

         MURMANN'S liability to pay to DANFOSS: 80% of US$ 1 million = US$
         800.000

         (In the above example Holding has received as compensation 1/3 of the shares)

(c) Should a claim arise under a) or b) above, both Parties shall cause on one hand SAUER Inc. and its subsidiaries and on the other hand DANFOSS Fluid Power A/S and its subsidiaries and DANFOSS Fluid Power Inc. to make full disclosure to the other Party in connection with such claims consistent with litigation discovery procedure in the USA.

(d) MURMANN or DANFOSS shall in no event be obligated to indemnify twice the same damage under the Stock Exchange Agreement and this Agreement.

         This Agreement shall not expand the Parties' liability under the Stock Exchange Agreement.

(e) Both Parties have been taken external tax advise on the tax conditions of the Holding and neither Party has been granting the other Party any warranty for present or future tax conditions of the Holding. This shall, however, not affect the Parties' rights and obligations regarding tax matters under the Stock Exchange Agreement.

                                       B.

                 Cooperation of the Parties in order to organise
                        the administration and management
                                 of the Holding

                                    Article 5

                                 Holding Company

(a) The Parties shall agree on the Articles of Association and the Rules of Procedure, the draft of which being attached hereto Appendix 4 and 5.

(b) The Parties agree that irrespectively of the percentages of their Shares in Holding they have equal vote. It is agreed between DANFOSS and MURMANN that DANFOSS and MURMANN will abstain from voting the difference between MURMANN's and DANFOSS' shares in the Holding.

(c) This Agreement shall extend to any and all stock in the Holding which the Parties currently own or subsequently acquire. The transfer or pledge of any stock in the Holding to third Parties shall be subject to the prior written approval of all Parties. The share certificates shall bear a legend to this effect and any attempted transfer or pledge in violation of this subparagraph shall be null and void. The foregoing shall be reflected in Appendix 4.

                                    Article 6

              Supervisory Board and Management Board of the Holding

(a) The Supervisory Board shall have six members. Each Party shall nominate three candidates and the Parties agree to vote in shareholders' meetings in order to achieve that the nominated candidates shall be duly appointed as members of the Supervisory Board. The same applies in the event the nominating Party requests the removal of his nominee candidate member of the Supervisory Board and the election of a new member substituting the removed member.

         The chairman of the Supervisory Board shall be Klaus H. Murmann for the period, he acts as Chairman of the Board of SAUER Inc., and J.M. Clausen for the period, he acts as Chairman of the Board of SAUER Inc. (see Art. 9 below). Thereafter the chairmanship shall at an annual basis rotate between DANFOSS and MURMANN. The Parties agree to use their best efforts to ensure that the members of the Supervisory Board shall vote and support the necessary board Resolutions to effect this result.

(b) The Management Board of the Holding consists of two members. The members of the Management Board are one member of the Supervisory Board nominated by MURMANN and one member of the Supervisor Board nominated by DANFOSS, to be appointed each by MURMANN respectively DANFOSS. The Parties agree to use their best efforts that the members of the Supervisory Board shall vote and support the necessary board resolutions to effect this result.

(c) The Supervisory Board may issue general principles for the Management Board with respect to the management of the Holding, especially concerning the requirement of prior approval of the Supervisory Board for certain transactions and the right of the Supervisory Board to give instructions to the Management Board. These general principles may become part of the Rules of Procedure set forth in Appendix 5. The Parties agree to use their best efforts that the members of the Supervisory Board shall Vote and support the necessary Board resolutions in connection with the issuance of the aforementioned general principles to effect this result.

(d) In case employees have to be represented as member of the Supervisory Board the Parties agree not to vote together with such employee members against the vote of the three members of the other Party.

                                       C.

                   Principles to be observed by the Management
             of the Holding in its capacity as majority shareholder
               of SAUER Inc. (to be renamed to SAUER-DANFOSS Inc.)
                               and by the Parties

                                    Article 7

   Commencement of the Parties to vote and act as shareholders of the Holding in accordance with this Agreement and principally to support the targets of this Agreement

(a) For the lifetime of this Agreement, MURMANN and DANFOSS agree to vote and to use their best efforts to cause the members of the Supervisory Board nominated by them to vote and support the necessary resolutions, especially in connection with instructions to the Management Board, in a manner fully consistent with the terms of this Agreement.

(b) The Parties further agree to take all steps and measures being necessary or appropriate to enforce this Agreement. To the extent the targets and results of this Agreement need to be implemented or approved by SAUER Inc.'s Board of Directors, the Parties shall use their best efforts to achieve the necessary board resolutions. For this purpose, it is envisaged that the Management of the Holding and representatives of MURMANN and DANFOSS shall have pre-board meetings in order to seek common understanding on issues to be decided at the board meetings of SAUER Inc.

(c) For the implementation of the terms and conditions set forth in this Agreement, the Parties have agreed to change and amend the Restated By-laws of SAUER Inc. and the Articles of Incorporation (Charter) of SAUER Inc.

                                    Article 8

        Nomination of the members of the Board of Directors of SAUER Inc.

(a) The Board of Directors of SAUER Inc. (hereinafter also referred to as "the Board") shall consist of 10 (ten) members (hereinafter referred to as "Director/Directors") to be elected at Closing of the Stock Exchange Agreement and thereafter by the annual official stockholders' meeting.

(b) A nominating committee of the Board established in accordance with the changed and amended Restated By-laws of SAUER Inc., shall be responsible for identifying and recommending the candidates to be elected as Directors of the Company. MURMANN and DANFOSS hereby agree that each will take, or will cause to be taken, all actions necessary to support the election of the Director nominee of the other Party as member of the nominating committee.

(c) Each Party shall be entitled to recommend to the nominating committee 3 (three) candidates for Director who may or may not be associated or affiliated with MURMANN or DANFOSS, as the case may be (hereinafter referred to as "Insider/Insiders"). The candidates to be recommended shall be the same persons as the members of the Supervisory Board of the Holding nominated by MURMANN respectively, as the case may be, by DANFOSS and elected correspondingly.

         In case any Insider is removed or otherwise ceases to serve as a Director for whatever reason, MURMANN or DANFOSS, as the case may be, who had originally recommended such Insider shall be entitled to recommend a successor, and MURMANN and DANFOSS hereby agree that each will take, or will cause to be taken, all actions necessary to support the election of such successor Director. The Parties shall undertake all formal steps necessary to achieve the aforementioned results.

(d) Each Party shall further be entitled to recommend to the nominating committee 2 (two) more candidates for Director. One of the two to be nominated by MURMANN shall be the first Chief Executive Officer and President of the Company according to Art. 10 below. After such first Chief Executive Officer and President of the Company ceases to serve in such capacities, the Board of Directors shall choose a successor, and MURMANN shall nominate a second independent director in place of the individual who was also the first Chief Executive Officer and President.

         The other 3 (three) candidates shall be completely independent from and not in any way associated with either MURMANN or DANFOSS (hereinafter referred to as "Independent/Independents"). In case an Independent ceases to serve as a Director for what ever reasons Art. 8 (c) third sentence shall apply correspondingly.

                                    Article 9

                    Chairman and Vice Chairman of SAUER Inc.

(a) For the period starting as of April 3, 2000 and ending on April 3, 2003 (respectively on the date of the then following Board meeting) Klaus H. Murmann shall be the chairman and J.M. Clausen shall be the vice chairman of the Board (hereinafter referred to as "Chairman" and "Vice Chairman").

         Latest on April 3, 2002, Klaus H. Murmann has to declare if he wants to extend his period as Chairman for another 2 years' period until April 3, 2004 (respectively on the date of the then following Board meeting). If he decides so, J.M. Clausen continues as Vice Chairman. If Klaus H. Murmann ceases to be a member of the Board of Directors or refuses to be the Chairman of the Board of Directors prior to or on April 3, 2002 (respectively on the date of the then following Board meeting), J.M. Clausen shall become the Chairman of the Board of Directors until April 3, 2004 (respectively on the date of the then following Board meeting), and MURMANN may for the same period appoint a Director as Vice Chairman, who may be part of the Murmann family or not. If, however, Klaus H. Murmann ceases to be a member of the Board of Directors or refuses to be the Chairman of the Board of Directors after April 3, 2002, but prior to or on April 3, 2004 (respectively on the date of the then following Board meeting), J.M. Clausen shall become the Chairman of the Board of Directors until April 3, 2008 (respectively on the date of the then following Board meeting), and MURMANN may for the same period appoint a Director as Vice Chairman, who may be part of the Murmann family or not. In the event J.M. Clausen ceases to be a member of the Board or refuses to be Vice Chairman of the Board during the time period Klaus H. Murmann is still Chairman, DANFOSS may appoint any other Director as Vice Chairman of the Board.

(b) In the event that J.M. Clausen does not, for any reason whatever, become or continue as Chairman, MURMANN agrees to use its best efforts to either cause the Vice Chairman to resign or cause the Board to remove the Vice Chairman. The Board shall thereafter, in its sole discretion, fill the vacancies in both offices. The same applies after the expiration of the period of time J.M. Clausen serves as Chairman according to subsection a) above.

(c) The Parties agree that the Vice Chairman shall have the same access to, and receive the information concerning the Company as the Chairman is entitled to receive in his position as Chairman and if this is the case as an officer of the Company. Additionally, the Parties hereby agree to use their best efforts to cause the Chairman, the Vice Chairman and each member of the Board to be given full and complete copies of all information regarding the Company to the Holding that it may from time to time request.

         If either Klaus H. Murmann or J.M. Clausen is the Chairman, the Parties agree to take or cause to be taken, all actions necessary to secure all Insiders access to the same information as described above.

(d) All present and future members of the board of SAUER DANFOSS Inc. will only serve until they reach the age of 70. After having reached this age level they cannot be re-elected and -- in case their term does expire later -- they will resign from the Board at the annual meeting following their birthday on which they turn 70 subject to the following exception with respect to Klaus H. Murmann:

         Klaus H. Murmann will serve as Chairman for the period set forth under
         (a) above. He will remain all period an officer of SAUER Inc. After this period he will be entitled to serve for 2 years as Vice Chairman of the Board of SAUER-DANFOSS Inc. without being an officer. After that period Klaus Murmann shall serve as honorary chairman of SAUER-DANFOSS Inc. The honorary chairman may attend board meetings but has no vote.

                                   Article 10

               Chief Executive Officer and President of SAUER Inc.

The Parties hereby agree that the office of the Chief Executive Officer and the office of the President shall both be filled by the same person (hereinafter referred to as the "Chief Executive Officer and President"). MURMANN has announced its intention to nominate an individual as the first Chief Executive Officer and President of the Company to be nominated pursuant to Art. 8 (d) above and DANFOSS has agreed with such choice.

                                   Article 11

                        Basic Organisation of SAUER Inc.

MURMANN and DANFOSS have agreed on the basic organisation schedule of the Company in the form of Appendix 6 attached hereto.

                                   Article 12

               Super Majority for Board Resolutions of SAUER Inc.

It is MURMANN'S and DANFOSS' mutual understanding that certain major decisions of the Board shall be only made by an 80% (eighty percent) majority of the fully constituted Board (hereinafter referred to as "Super Majority"). The issues which require a Super Majority vote are set forth in the changed and amended Restated By-laws of the Company.

                                       D.

                            Lifetime of the Agreement

                                   Article 13

                              Term and termination

(a) This Agreement shall commence -- subject to Article 23 below -- as of the date of signing by both Parties and shall remain in force until the Holding ceases to exist and the Parties cease to be shareholders of the Holding.

(b) This Agreement can be terminated by one Party with 60 days written notice in the event of material breach of contract by the other Party, including but not limited to:

         i) In the event of insolvency, dissolution, suspension of payments, or bankruptcy by the other Party.

         ii) Change of control, directly or indirectly, of the other Party, with the result that a third Party receives control over such Party. The above shall not apply: a) in case of MURMANN if the third party is a person or legal entity listed in Appendix 7 and
               b) in case of DANFOSS, any public listing of DANFOSS at any stock exchange not connected with a change of control.

         iii) Failure by the other party to have referred a matter to the Holding Board of Directors, before taking decisions in either a Board Meeting in SAUER Inc. or at a Shareholders' Meeting of SAUER Inc., except when such a decision was either agreed amongst the Parties or of an immaterial nature.

         In case of a material breach as described above by one Party, the other Party shall give the breaching Party the opportunity by written notice to remedy the breach and its negative results within a period of 30 days from the receipt of such notice. If this remedy is not possible or not performed within the 30 days period, the other party may terminate this Agreement by written notice with effect of 60 days following the receipt of the termination notice.

(c) In case this Agreement has terminated as described above, the non-breaching Party may require (a) the dissolution of Holding according to ss. 17 of Holding Articles of Association or (b) a dissolution of Holding resulting in the securities of Holding being distributed to each Party, rather than being sold as described in ss. 17 of Holding Articles of Association.

                                       E.

                                  Miscellaneous

                                   Article 14

                         Preference Shares and Dividend

Neither MURMANN nor DANFOSS shall vote for any issuance of preference shares of SAUER Inc. with detrimental interest to the other Party.

All dividends from SAUER Inc. shall be distributed through Holding to MURMANN and DANFOSS as soon as received by Holding.

                                   Article 15

                                Entire Agreement

The making and execution of this Agreement by the Parties have been induced by no statements or agreements other than those herein expressed. This Agreement and its Appendices embody the entire understanding of the Parties and there are no other or future agreements or understandings, written or oral, in effect between the Parties relating to the subject matter hereof, including, without limitations, any agreements or understandings, written or oral, relating to capital stock of Holding and/or SAUER Inc.

                                   Article 16

                                    No waiver

The failure of any Party to assert any of its rights under this Agreement shall not constitute a waiver of any such rights.

                                   Article 17

                                     Notices

All notices, requests and other communications under this Agreement shall be given or made to the other Party at the following address (or at such other addresses specified in a written notice given in accordance with this provision):

         (a)   if to MURMANN:

               K. Murmann Verwaltungsgesellschaft mbH
               attn:  Geschaftsleitung
               Krokamp 35
               D-24539 Neumunster, Germany

               with a copy to Dr. Klaus Murmann, Bismarckallee 24, D-24105 Kiel, Germany

         (b)   if to DANFOSS:

               DANFOSS A/S
               attn:  President
               DK-6430 Nordborg, Denmark

               with a copy to the Legal Department, attn:  General Counsel


                                   Article 18

                                   Amendments

Amendments and changes of this Agreement are only valid, if they have been made in writing signed by the Parties hereto or their duly authorized agents. The same shall apply as to the waiver of this requirement.

                                   Article 19

                                  Severability

Should any provision of this Agreement, or any provision to be incorporated in the future, be or become invalid or unenforceable, the validlity of the balance of this Agreement shall not be affected thereby. The same applies if this Agreement contains any omissions. In lieu of the invalid or unenforceable provision or in order to complete any omission, a fair provision shall apply which, to the extent legally permissible, comes as close as possible to what the Parties had intended or would have intended, according to the spirit and purpose of this Agreement, if they had considered the matter at the time this Agreement was executed.

                                   Article 20

                           Governing law, arbitration

(a)      This Agreement shall be governed by the laws of Denmark.

(b) The Parties shall endeavour to settle all disputes and conflicts arising out of or in connection with this Agreement amicably and in good faith.

Should those attempts fail, all disputes between the Parties arising out of or in connection with this Agreement -- including disputes concerning the validity of this Agreement -- shall be finally settled under the Arbitration Rules of the International Chamber of Commerce, Paris, by three arbitrators to be appointed in accordance with said Rules. The place of arbitration shall be Copenhagen. The language of arbitration shall be English.

The jurisdiction of ordinary courts shall be excluded except for the right of the Parties to seek for preliminary injunctions or similar release.

                                   Article 21

                                   Appendices

This Agreement has 8 Appendices, which shall be integrated parts of this Agreement.

                                   Article 22

                        Corporate Name License Agreement

The Parties agree to cause Holding to enter into the Corporate Name License Agreements as further described in Appendix 8.

                                   Article 23

                                    Transfer

This Agreement shall be binding upon the parties and upon their respective permitted successors and assigns.

                                   Article 24

                             Condition of Agreement

This Agreement shall only become effective if the Stock Exchange Agreement has been duly signed. In case the Stock Exchange Agreement should not be consummated, each Party may request the dissolution of Holding with the effect that the contributions of both Parties shall be distrubuted to each contributing Party.

                                   Article 25

                         Amendment resulting from taxes

With regard to section 5.17 and 5.18 of the Stock Exchange Agreement Holding shall be bound by a reasonable determination of one of the shareholders and both shareholders will cooperate in the necessary restructuring.

Glucksburg, the January 22, 2000

K. MURMANN

Verwaltungsgesellschaft mbH                 DANFOSS A/S

/s/ K. Murmann                              /s/ J. Clausen

DANFOSS Murmann Holding A/S

/s/ K. Murmann
/s/ H. Murmann

                                                                      APPENDIX 2







                            SHAREHOLDERS' RESOLUTION

                         IN DANFOSS MURMANN HOLDING A/S


                             MURMANN'S CONTRIBUTION





                            To be provided at Closing

                                                                      APPENDIX 2
                                                            INFORMAL TRANSLATION

In the year 2000 on _______ April, an extraordinary general meeting was convened in Danfoss Murmann Holding A/S (reg.no A/S [ ]) at the [ ]

The Management and the Board of Directors were present or represented, and furthermore Mrs. Marianne Philip, Attorney-at-Law, participated.

The latter was elected Chairman of the general meeting. The Chairman noted that all shareholders were represented and ascertained - with the approval of those present - that the meeting was legally competent to transact business as to the following agenda:

1. Proposal for the increase of the share capital of the Company by nominal DKK [ ] to nominally DKK [ ] by a non-capital contribution of 10,362,500 shares of Sauer Inc.

2.       Other items.

Re 1:
-----
A proposal had been made for the increase of the share capital of the Company by nominal DKK [ ] to nominal DKK [ ] by non-capital contribution of 10,362,500 shares of Sauer Inc. [reg.no] (hereinafter the Shares) at rate [ ]. The value of the Shares have been determined by [ ]. The auditors report was examined and the discussed by the shareholders. It was agreed to make the non-capital contribution of 10,362,500 shares of Sauer Inc. at rate [ ] corresponding to a nominal increase of DKK [ ].

The size of each new share is DKK [ ]. The subscription price amounts to [ ] (DKK [ ] for each share of DKK [ ]). The capital increase shall have effect as from the date of the general meeting.

The Boards decision on increase of the share capital included the following decisions (cf. sections 32 and 33 of the Danish Companies Act):

1) The share capital increases with DKK [ ] at rate [ ] by a non-capital contribution of the Shares in Danfoss Murmann Holding A/S reg.no [ ].

2)       The company has only one class of share.

3)       Oversubscription may not take place.

4)       The nominal value of the shares is [ ].

5) The new shares are issued on the shareholders name, are non-negotiable and noted in the shareholders register.

6)       The costs of the capital increase are estimated at DKK 20.000.

7) The transferability of the shares are not limited. The shareholders are not obliged to let their shares be redeemed.

8)       The new shares give right to full dividend for the year 2000.

The Chairman of the meeting ascertained that the provisions of the Danish Limited Companies Act, Article 29 had been duly observed and that the statement of the Board of Directors and the statement of the auditor in accordance with sections 33 and 6a-6b of the Danish Limited Companies Act had been available in due time.

Subsequently, the general meeting passed the proposal unanimously and with all votes

Re 2:
-----
As no further proposals were to be discussed at the general meeting, the Chairman closed the meeting, stating that all resolutions had been passed unanimously and with all votes.

The general meeting adjourned

                                  ---oo0oo---

                                  As Chairman:

                        --------------------------------
                        Marianne Philip, Attorney-at-law

The undersigned hereby confirm that we have each subscribed for shares of
nominal DKK [ ] in Danfoss Murmann Holding A/S at a price of               by
non-capital contribution.

For K. Murmann Verwaltungsgesellschaft mbH           For Danfoss A/S:

------------------------------------------           ----------------------
Name:                                                Name:
Title:                                               Title:

                                                                     APPENDIX 3

                            SHAREHOLDERS' RESOLUTION
                         IN DANFOSS MURMANN HOLDING A/S

                              DANFOSS' CONTRIBUTION

                            To be provided at Closing

                                                                      APPENDIX 3
                                                            INFORMAL TRANSLATION
                                                            --------------------

In the year 2000 on _______ April, an extraordinary general meeting was convened in Danfoss Murmann Holding A/S (reg.no A/S [ ]) at the [ ]

The Management and the Board of Directors were present or represented, and furthermore Mrs. Marianne Philip, Attorney-at-Law, participated.

The latter was elected Chairman of the general meeting. The Chairman noted that all shareholders were represented and ascertained - with the approval of those present - that the meeting was legally competent to transact business as to the following agenda:

1. Proposal for the increase of the share capital of the Company by nominal DKK [ ] to nominally DKK [ ] by a non-capital contribution of shares with a total nominal value of DKK [ ] of Danfoss Fluid Power A/S and of shares of Danfoss Fluid Power Inc. with a nominal value of DKK [].

2.       Other items.

Re 1:
-----
A proposal had been made for the increase of the share capital of the Company by nominal DKK [ ] to nominal DKK [ ] by non-capital contribution of shares with a total nominal value of DKK [ ] of Danfoss Fluid Power A/S and of shares of Danfoss Fluid Power Inc. with a nominal value of DKK [ ] (hereinafter the Shares) at rate [ ]. The value of the Shares have been determined by [ ]. The auditors report was examined and the discussed by the shareholders. It was agreed to make the non-capital contribution of 10,362,500 shares of Sauer Inc. at rate [ ] corresponding to a nominal increase of DKK [ ].

The size of each new share is DKK [ ]. The subscription price amounts to [ ] (DKK [ ] for each share of DKK [ ]). The capital increase shall have effect as from the date of the general meeting.

The Boards decision on increase of the share capital included the following decisions (cf. sections 32 and 33 of the Danish Companies Act):

1) The share capital increases with DKK [ ] at rate [ ] by a non-capital contribution of the Shares in Danfoss Murmann Holding A/S reg.no [ ].

2)       The company has only one class of share.

3)       Oversubscription may not take place.

4)       The nominal value of the shares is [ ].

5) The new shares are issued on the shareholders name, are non-negotiable and noted in the shareholders register.

6)       The costs of the capital increase are estimated at DKK 20.000.

7) The transferability of the shares are not limited. The shareholders are not obliged to let their shares be redeemed.

8)       The new shares gives right to full dividend for the year 2000.

The Chairman of the meeting ascertained that the provisions of the Danish Limited Companies Act, Article 29 had been duly observed and that the statement of the Board of Directors and the statement of the auditor in accordance with sections 33 and 6a-6b of the Danish Limited Companies Act had been available in due time.

Subsequently, the general meeting passed the proposal unanimously and with all votes

Re 2:
-----
As no further proposals were to be discussed at the general meeting, the Chairman closed the meeting, stating that all resolutions had been passed unanimously and with all votes.

The general meeting adjourned

                                   ---oo0oo---

                                  As Chairman:

                        --------------------------------
                        Marianne Philip, Attorney-at-law

The undersigned hereby confirm that we have each subscribed for shares of
nominal DKK [ ] in Danfoss Murmann Holding A/S at a price of        by
non-capital contribution.

For K. Murmann Verwaltungsgesellschaft mbH           For Danfoss A/S:

------------------------------------------           ----------------------
Name:                                                Name:
Title:                                               Title:

                                                                      APPENDIX 4





                            MEMORANDUM OF ASSOCIATION

                         FOR DANFOSS MURMANN HOLDING A/S



















Memorandum of Association Clean 000121

Company name, registered head office and objective
--------------------------------------------------

ss.1 The company's name is DANFOSS MURMANN HOLDING A/S, and is registered head office is in DK-6430 Nordborg, the municipality of Nordborg.

ss.2 The company's objective is to carry on industrial, manufacturing and commercial business with investment activities, among other things holding activities.

Company Capital and Shares
--------------------------

ss.3     The company's share capital amounts to DKK 27.012.312.

         The company's share capital is divided into DKK 500.000 (say DKK fivehundredthousand) A Class Shares and DKK 26,512,312 (say DKK twentysixmillion- fivehundredandtwelvethousandthreehundredandtwelve) B
         Class Shares.

         The shares nom. value are DKK 1 or multiples thereof.

         The share capital is fully paid up.

         The shares shall not be negotiable instruments and they shall carry a clear and unambiguous legend to that effect; the shares shall be registered and cannot be transferred to holder; the shares shall be constantly registered in the company's register of shareholders.

         Pledging and stock transfer of shares shall not take place without the prior consent of the supervisory board of directors.

ss.4 Except that a) A Class Shares have no dividend rights and b) A Class Shares shall be repaid at par value in case of a liquidation, no shares have got special rights. No shareholders shall be under any obligation to have their shares wholly or partially redeemed.

ss.5 Where it is rendered probable that a share certificate is lost, the company supervisory board can, on the request and at the cost of the registered owner, invite the person who might hold the share certificate to appear at the company's registered office to prove his title. This is effected through a notice in the Danish "Official Gazette's" first issue in a quarter. The notice shall be at least 4 weeks.



Memorandum of Association Clean 000121

         Where nobody reacts to the notice, the supervisory board shall be entitled to declare the lost share certificate null and void and to issue a new share certificate to the person deemed to have lost it.

         The new share certificate shall be issued pursuant to the provisions on such issue of the Danish Companies Act.

General Meetings
----------------

ss.6 The company's general meetings shall be held at the registered office of the company, DK-6430 Nordborg. The ordinary general meeting shall be held by the end of the month of May each year. General meetings shall be called by the supervisory board at a notice of at least 8 days and at a notice of maximum 4 weeks by letter to registered shareholders at the address such shareholders have notified to the company's register of shareholders. The notice of the general meetings shall contain the meeting's agenda. Where proposals are to be debated whose adoption requires special majority, the notice of the general meeting shall emphasize this.

         To be debated at the ordinary general meeting, proposals from shareholders shall be handed in to the supervisory board so early that the topic can be put on the agenda for the general meeting.

         Extraordinary general meetings shall be held on decision of the general meeting or the supervisory board or on request in writing to the supervisory board from shareholders holding at least 1/10 of the share capital; notice of extraordinary general meetings shall be made at a notice of 8 days no later than 14 days after such decision or request.

ss.7     The agenda ordinary general meetings shall include:

         1. The supervisory board's report on company activities in the past year.

         2.     Presentation of annual accounts for approval.

         3.     Adoption of report and accounts.

         4.     Decision on distribution of profits.

         5.     Election of supervisory board members.

         6.     Election of company auditors.



Memorandum of Association Clean 000121

         7.     Proposals, if any, from supervisory board of shareholders.

ss.8 By simple majority the general meeting shall elect a chairman to chair the meeting and decide procedures on all questions as regards mode of treatment, voting and voting results. Voting shall be in writing unless otherwise decided by the general meeting.

ss.9 Each share amount of DKK 1.00 is equal to one vote. Voting rights can be exercised as per power of attorney.

ss.10 The general meting shall decide on the proposals included in the agenda and any amendments.

         Matters discussed at the general meeting shall be decided by simple majority in so far as legislation or these articles do not require any special majority.

         Decisions on amendments to the articles of the company requires, however, that two thirds of the share capital is represented at the general meeting and that any such proposal is adopted by two thirds of the votes cast as well as by two thirds of the vote-carrying capital represented at the general meeting.

ss.11 Report of proceedings at the general meeting shall be entered in a minute book authorized by the supervisory board. The report shall be signed by the chairman of the general meeting.

Supervisory Board and Management
--------------------------------

ss.12 The company shall be managed by a supervisory board of 6 members elected by the general meeting,

         DANFOSS A/S, Denmark, shall elect 3 members and MURMANN's Verwaltungsgesellschaft m.b.H, Germany, shall elect 3 members.

         Supervisory board members shall be elected for a period of 3 years at a time. Supervisory board member need not be shareholders.

ss.13 The supervisory board shall be the top executive of the company's affairs.

         In rules of procedure, the supervisory board shall decide rules and regulations on its own activities.



Memorandum of Association Clean 000121

         A report of proceedings at supervisory board meetings shall be made. The report shall be signed by all supervisory board members present. The auditor's records shall be submitted to any supervisory board meeting, and any new entry shall be signed by all supervisory board members.

         The supervisory board shall appoint two manager of the management boards to be in charge of day-to-day operations, and the supervisory board shall lay down the rules for the appointments and authorities for the managers' of the management board. One manager shall be appointed by DANFOSS A/S, Denmark and one manager shall be appointed by MURMANN Verwaltungsgesellschaft m.b.H., Germany.

ss.14 The company shall be bound by the supervisory board collectively and furthermore

         1. By the chairman of the supervisory board jointly with either a member of the supervisory board or jointly with a manager of the management board, or

         2. By a manager of the managing board jointly with a member of the supervisory board, or

         3. By a manager of the management board jointly with the other member of the management board.

         All provided that any decision shall at all times be taken by one of the following directors or managers appointed by Danfoss A/S: J0rgen M. Clausen, Hans Kirk or Ole Steen Andersen jointly with one of the following directors or managers appointed by MURMANN: Klaus H. Murmann, Hanelore Murmann or Sven Murmann.

Auditing
--------

ss.15 Company accounts shall be audited by a state-authorized public accountant elected by the ordinary general meeting for one year at a time

Accounting, appropriation of profits
------------------------------------

ss.16 The company's accounting year runs from January 1 to December 31. First accounting year runs from October 12, 1999 to December 31, 2000.



Memorandum of Association Clean 000121

Dissolution and Liquidation
---------------------------

ss.17 The company shall be dissolved by way of a liquidation according to the rules and regulations set forth below and in chapter 14 of the Companies Act regarding stock companies as of June 20, 1996, provided the Shareholders holding one third (1/3) or more of the Company's capital stock will request the dissolution at a general meeting and not earlier than five years after April 3, 2000.

         The general meeting shall appoint one or more liquidators, whose assignment is to realize the company's assets, to assess and determine its obligations, and thereby to turn the company's operating assets and other assets into cash funds at an auction, which according to the rules and regulations of the law can be distributed to the company's creditors and shareholders. Realization of assets shall be done at an auction like process that provides for the bidding parties the opportunity for an increased bid. Any realization of assets shall be finally approved by a general meeting subject to the following provisions:

         If the securities of the company shall be sold below average of the last 4 months' quotations prior to the general meeting for the approval of an intended sale of assets, Shareholders holding one third or more of the company's capital stock may oppose such a sale.

         If the securities of the company shall be sold above or equal to the average of the last 4 months' quotations, Shareholders holding one third or more of the company's capital stock are sufficient to approve such a sale.

         In the event that according to the regulations above a sale of the Company's assets cannot be performed, the Company shall continue and the liquidation shall cease. In such a case a new request for dissolution and liquidation cannot be made earlier than one (1) year following the date of the general meeting refusing the approval of a sale of the Company's assets.

         If a liquidation has not been exercised or initiated in compliance with the above mentioned rules 10 years after April 3, 2000. Shareholders holding one third (1/3) or more of the Company's capital stock may demand at a general meeting the liquidation according to the rules and regulations set forth in chapter 14 of the Companies Act and demand the distribution of the net assets of the securities of the company to the shareholders.



Memorandum of Association Clean 000121

Nordborg,

--------------------                              --------------------

--------------------                              --------------------


The Articles of Association are changed on a extraordinary general meeting on the April 2000.


















Memorandum of Association Clean 000121

                                                                      APPENDIX 5

                             Unofficial translation
                             ----------------------

                        RULES OF PROCEDURE FOR THE BOARD

                                       of

                           DANFOSS MURMANN HOLDING A/S

I.       Competence and Activities of the Board

ss.1 The Board of Directors together with the general manager are in charge of the management of the Company and must see to it that the activities of the Company are properly organized.

         The Board of Directors, in collaboration with the general manager, lay down the general guide lines for the operation of the Company.

ss.2 The Board of Directors shall supervise the managing directors' management of the Company and its subsidiaries.

         The general manager is obliged to submit to the Board for consideration and decision all important matters, including matters which, considering the circumstances of the Company, are unusual or of significant importance, unless the decision of the Board cannot be awaited without appreciable inconvenience to the operations of the Company. In such cases the general manager shall inform the Board of the decisions made as soon as possible.

ss.3 At each board meeting the general manager shall report on the activities of the Company and the activities of any subsidiaries since the previous board meeting. This report shall include the basis of the business, finances and the internal organisation. At the board meetings the Board of Directors shall be responsible for obtaining from the managing directors and from any senior managers called to appear before the Board such information and documentation as are thought necessary for the fulfilment of the Board's functions and for evaluating the matters reviewed by the Board.

         If a member of the Board wishes to be provided with information or evidence about any matter outside a board meeting, the request for such information or evidence must be made through the chairman, and a member of the Board may not while executing his duties as a board member approach the general manager or other employees, unless such an approach takes place through the chairman or with his permission.

ss.4 The Board shall ensure that the Company is organised in a rational way which ensures that the bookkeeping and the administration of the assets can be supervised in a way which, considering the circumstances and standards of the Company, is satisfactory, inter alia by establishing and maintaining adequate internal check and control procedures thereby making possible the basis for proper auditing.

         The auditors elected by the general meeting is as part of the auditing in charge of checking the bookkeeping of the Company, its accounting system and the administration of the assets. The Board shall regularly consider whether it is necessary to ask the auditors or others to perform a more detailed control system. The Board shall regularly consider whether the books are kept in a well-planned and clear manner in accordance with good accounting practice, and whether the organisation of the company, hereunder the accounts department, the computer organisation, budgeting, internal checks and controls and administration of assets are conducted in a safe manner. The Board can request that the auditors prepare a memorandum on these subjects which the Board will evaluate.

         The Board shall request that the auditors carry out checking of cash in hand and the bank accounts at least one time each year. The auditors must immediately inform the Board of Directors if the auditors become aware of matters that are considered unsafe so that the Board may consider such matters.

ss.5 The auditors shall be informed that the Board of Directors themselves do not normally check the books of the Company or the presence of the assets, and also that the auditors are obliged and authorized to do so on behalf of the Board.

         The auditors shall also be instructed to forthwith call the attention of all the members of the Board to any matter which is, or may be presumed to be, of such a nature that it ought to be known to the Board and of which the auditors become aware in the course of the auditing.

         When requested by a member of the Board the auditors shall be summoned at a suitable notice to answer questions raised during board meetings. The auditors shall furthermore be requested to attend any board meeting which reviews and considers annual accounts and audit minutes.

ss.6 The audit minutes shall be presented at the meetings of the board. All members of the Board shall sign the entries made in the minutes. The Board shall instruct the auditors that they shall make an entry in the minutes of all matters of importance for the Board to know, and also that copies of audit minutes shall be sent directly to all members of the Board.

ss.7 The Board shall instruct the general manager to prepare annual budgets which shall include quarterly budgets together with detailed budget assumptions and which shall be presented to the Board no later than three weeks in advance of the beginning of the budget period. Quarterly accounts together with budgetary control as well as commentaries concerning any substantial deviations from the budget and expectations for the annual result and the expected liquidity must be prepared so that this material can be made available for the Board no less than three weeks after the expiry of the period. The budgets shall reflect and include comments on any future major changes or plans. The Board shall independently review these quarterly accounts and review the budgets and any discrepancies therefrom. Furthermore strategic plans shall be drawn up for the coming year period. These plans must be revised by the Board at least once a year.

ss.8 The Board shall ensure that the Company is adequately insured and shall at least once a year review the Company's major insurance policies. It is furthermore the duty of the Board at all times to follow up on plans, budgets etc. as well as consider reports on the Company's liquidity, order book, substantial transactions, financing, cash-flow and special risks.

         The Board shall further consider whether the capital resources of the Company at any one time is appropriate to ensure the continued operations of the Company.

II.      Election of Chairman

ss.9 Immediately after the ordinary general meeting the Board shall convene and elect the Chairman and any Vice-chairman of the Board by a simple majority of votes.

III.     Board Meetings etc.

ss.10 The Board shall meet at no less than 4 months intervals and otherwise according to need.

         A member of the Board or the general manager may through the Chairman demand that the Board be convened.

         Board meetings shall he convened by the Chairman in writing and at reasonable notice.

         The agenda for the meeting shall be sent out as early as possible before the meeting. The agenda shall be made out by the general manager in consultation with the Chairman of the Board.

         The general manager has the right to be present and to speak at the meetings of the Board unless otherwise decided by the Board in any particular case.

ss.11    The Chairman of the Board presides at the meetings.

         The Board forms a quorum when at least half of the members of the Board are present, provided that the meeting has been duly convened in accordance with the provisions of ss. 10 above. Resolutions should not be passed, however, unless all the members of the Board, as far as possible, have had an opportunity to take part in the discussion of the matter.

ss.12 The matters discussed by the Board shall be determined by a simple majority of votes, unless otherwise is decided in the Articles of Association.

ss.13 The Chairman keeps, or arranges for the keeping of, minutes of the negotiations that have taken place and of the decisions that have been made. The minutes shall be signed by the members of the Board. Absent members are obliged to acquaint themselves with the entries made in the minutes during their absence and must sign the records, preceding their signature by the word "read".

         Minutes of a meeting shall be sent to the managing directors and to all Board Members no later than eight days after each meeting. The minutes shall show which written material that has been produced at the meeting and this material shall be kept in a separate minute book.

         Minutes of the preceding meeting shall be produced in the conference room of the Board one hour before each meeting.

IV.      Minute Books

ss.14 The Board of Directors shall ensure that a list of shareholders is kept to ensure the recording of shareholders' names, occupations and private residence/registered office in respect of each single share in the company. Before any record is made it must be ensured whether the shareholder in question possesses the share with a formally valid title. Any record made shall, at request, be attested on the share certificate.

         The Board of Directors shall further ensure the keeping of all other lists or minute books which must be kept according to law.

V.       Deputy Members of the Board

ss.15 If a member of the Board is absent with due cause, and a deputy for that member has been elected, then the deputy shall have access to substitute the member in question during the period of that member's absence.

VI.      Confidentiality

ss.16    The meetings of the Board and those of its committees are confidential.

         Each member of the Board is bound to observe confidentiality about all matters that come to his knowledge in his capacity as a member of the Board, apart from such matters as the Board have decided should be published immediately. All decisions made by the Board which may be of importance or interest to one or more of the employees of the Company shall be made known to the employees only through the general manager unless the Board decides otherwise in each individual case.

         All information and documentation delivered to Board members shall be considered as strictly confidential and kept accordingly. A Board member shall, upon his resignation from the Board, return all documentation received by him to the Chairman of the Board. This duty shall also, if circumstances require, apply to the estate after a deceased Board member.

         The Chairman shall represent the Company. A member of this Board may not without the permission of the Chairman make any statement to the media or approach the public concerning the Company's affairs.

         Breach of the confidentiality provisions is punishable according to the provisions of the Companies Act, provided that the offence is not liable to heavier punishment under the Penal Code.

VII.     Committees and Nominee Directors

ss.17 The Board may set up an executive committee as well as committees for special purposes.

         The Board may authorize one member to act with full legal effect on behalf of the Board in specified, separate transactions. The appointment shall require the unanimous decision of all the members of the Board. Such appointment cannot be made in matters involving decisions about purchase, sale and mortgaging of real property or vessel.

VIII.    Appointment of General Manager (managing director(s))

ss.18 The Board of Directors appoint and dismiss the general manager and lay down more specific instructions for the general manager's conduct of the daily management of the Company. The terms applicable to the manager's appointment shall be laid down by the Board.

IX.      Incompetence

ss.19 No member of the Board or the general manager may take part in the consideration of matters concerning agreements between himself and the Company or concerning any legal action against him or concerning agreements between the Company and a third party or legal action against a third party if he has a substantial direct or indirect interest in the matter, and his interest may be contrary to that of the company.

         Consequently, no member of the Board or a managing director may participate in the Board's considerations of any question relating to the relationship with any professional or industrial body of which he is a member or in which he has a direct or indirect interest.

         A Board member or a managing director has a duty to inform, of his own accord, of any matter which may give rise to doubts as to his competence.

ss.20 The Board shall approve any agreements between Board members or managing directors and the Company as well as approve any of the Company's agreements wherein Board members or managing directors may have an interest which is contrary to that of the Company.

         Board members may not obtain loans from the Company and the Board may not grant loans or provide security therefor to shareholders or managing directors.

X.       Duties of the Members of the Board

ss.21 Members of the Board and members of the management shall not be permitted to carry out or take part in speculative transactions involving shares in the Company or shares in other companies in which the Company has a deciding influence and essential share in the operating result

         The Chairman of the Board may not carry out for the Company such assignments as are not usually a part of a Chairman's function, apart from such specific assignments as he is requested to do by and on behalf of the Board.

ss.22 Each member of the Board of the Company shall, when joining and each manager of the Company at his appointment, advise the Board of their holdings of shares in the companies mentioned in ss. 21 above. When acquiring and disposing of such shares, he shall advise the Board accordingly. The information thus given shall be recorded in a separate minute book.

         Furthermore, each member of the Board must notify the Company of any position as a Board member of managing director of any Danish companies, apart from 100% owned subsidiaries.

ss.23 When joining the Board, a new member of the Board shall be informed about the present Rules of Procedure for the Board and by his signature on the original copy of the Rules intimate that he is acquainted with these.

XI.      Amendments to the Rules of Procedure

ss.24 The present Rules of Procedure have been adopted by the Board in accordance with the provisions of the Companies Act, sect. 56, paragraph 4.

         Amendments to the present Rules of Procedure can be made by the Board when adopted by the majority of votes mentioned in ss. 12 above.

                                  ------------


                             THE BOARD OF DIRECTORS

                                                                      Appendix 6
                                                                      ----------

         Appendix 6 is an organizational chart for the Company as agreed upon by Murmann and Danfoss. The organization will consist of: the Board of Directors, which will have ten members, the Executive Office, which will consist of the CEO (David Pfeifle), COO (Niels Erik Hansen) and the CFO (N.N.) and the Global Management Team, which will consist of BU HST/US (N.N.), GBU EH(Albert Zahalka), Sales US (Dave Anderson), Sales EU (Hans-J Cornett) IT (Per Have), GBU OC (N.N.) GBU Valves (Henrik Krabsen), GBU M&S (Finn Lyhne), BU HST/EU (Tom Kittel)

                                                                     Appendix 7
                                                                     ----------

                                  Murmann group
                                  -------------

1)       K. Murmann & Co. KG

2)       K. Murmann Verwaltungsgesellschaft mbH

3)       SAUER GmbH & Co. Hydraulik KG

4)       SAUER GmbH

5)       EMF Europaische Marketing and Finanzmanagement AG

6)       All Partners of K. Murmann & Co. KG:

         a)       Klaus Murmann Stiftung

         b)       Dr. Klaus Murmann

         c)       Dr. Hannelore Murmann

         d)       Nicola Keim, geb. Murmann

         e)       Ulrike Murmann-Knuth, geb. Murmann

         f)       Anja Murmann

         g)       Jan Murmann

         h)       Sven Murmann

         i)       Britta Zoellner

         j)       Christa Zoellner

                                                                      APPENDIX 8

                        CORPORATE NAME LICENSE AGREEMENT

This Agreement is made on January 22, 2000 between Danfoss A/S, a corporation registered in Denmark whose registered office is at DK-6430 Nordborg, Denmark (hereinafter referred to as DANFOSS) and Klaus Murmann, [adresse], Germany (hereinafter referred to as MURMANN) and the company Danfoss Murmann Holding A/S, a corporation registered in Denmark whose registered office is at DK-6430 Nordborg, Denmark (hereinafter referred to as HOLDING).

All capitalized terms not defined herein shall have the meaning as described to such terms in the Stock Exchange Agreement, dated as of January 22, 2000.

WHEREAS, HOLDING wishes to use the name Danfoss Murmann Holding A/S; and

WHEREAS, DANFOSS and MURMANN are in agreement herewith, now the Parties have agreed to the following:

ss.1     Corporate Name License

         HOLDING shall be licensed as its corporate name to use both the name DANFOSS and the word MURMANN.

         Upon winding up of HOLDING or if DANFOSS or MURMANN should cease to become a direct or indirect shareholder in HOLDING either Party has the right to terminate this Agreement giving the other Parties 60 days' written notice hereof in advance.

         The license to HOLDING to make use of the word DANFOSS and/or MURMANN is a right for HOLDING only and does not give HOLDING a right to assign, sublease or transfer such right.

ss.2     Provisions Relating to this Agreement

         Whole Agreement

2.1 This Agreement (together with any documents referred to herein) constitutes the whole agreement between the parties hereto relating to its subject matter and no variations hereof shall be effective unless made in writing.

         Invalidity

2.2 If any provision of this Agreement shall be held to be illegal or unenforceable, the enforceability of the remainder of this Agreement shall not be affected.

         Notices

2.3 Any notice required to be given hereunder shall be in writing in the English language and shall be served by sending the same by pre-paid first class post, telex or telecopy or by delivering the same by hand to the registered office for the time being of the addressee. Any notice sent by post, as provided in this sub-clause, shall be deemed to have been served forty-eight hours after dispatch and any notice sent by telex or telecopy, as provided in this sub-clause, shall be deemed to have been served at the time of dispatch and in proving the service of the same it will be sufficient to prove, in the case of a letter, that such letter was properly stamped, addressed and placed in the post and, in the case of a telex or telecopy, that such telex or telecopy was duly dispatched to a current telex or telecopy number of the addressee.

         Governing Law and Arbitration

2.4      This Agreement shall be governed by the laws of Denmark.

         The Parties shall endeavour to settle all disputes and conflicts arising out of or in connection with this Agreement amicably and in good faith.

         Should those attempts fail, all disputes between the Parties arising out of or in connection with this Agreement -- including disputes concerning the validity of this Agreement -- shall be finally settled under the Arbitration Rules of the International Chamber of Commerce, Paris, by three arbitrators to be appointed in accordance with said rules. The place of arbitration shall be Copenhagen. The language of arbitration shall be English.

         The jurisdiction of ordinary courts shall be excluded except for the right of the Parties to seek for preliminary injunctions or similar release.

3.       Costs

         Each party to this Agreement shall pay its own costs of and incidental to this Agreement and the exchange hereby agreed to be made.

AS WITNESS the hands of duly authorized representatives of the parties the day and year first before written.

Nordborg, Denmark             1999
                 --------, --,
DANFOSS A/S                                 KLAUS MURMANN

By:                                         By:
       ---------------------                      ---------------------
Name:                                       Name:
       ---------------------                      ---------------------
Title:                                      Title:
       ---------------------                      ---------------------

DANFOSS MURMANN HOLDING A/S

By:
       ---------------------
Name:
       --------------------->
Title:
       ---------------------

                                                                       EXHIBIT D

         Amendment to the Joint Venture Agreement ("Agreement") between

                  K. Murmann Verwaltungsgesellschaft mbH,
                  Danfoss A/S,
                  Danfoss Murmann Holding A/S

                  dated 22nd January 2000.

Due to still outstanding decisions of certain tax authorities, the Parties agree to the following amendment to the Joint Venture Agreement:

1. Murmann shall contribute to Holding in a first step only 1000 Sauer Inc. Shares.

         The remaining contribution of 10,361,500 shares shall be made immediately after existence of a discretionary ruling of the US Inland Revenue Services confirming that Holding is qualified for the benefits of the US-Denmark Double Tax Treaty (5% US withholding tax). The same shall apply to all further commitments of Murmann to contribute Sauer Shares to Holding as provided for under Art. 2(d) and (e).

2. For the period until the dissolution of Holding, described under subsection 5, Murmann hereby grants to Holding the irrevocable voting proxy - and Holding hereby accepts such proxy - with respect to all Voting Rights out of or in connection with the 10,361,500 shares to be contributed to Holding at a later date.

3.       Art. 2(h) shall apply accordingly to Murmann's 10,361,500 shares.

4. For the purpose of securement of the regulations above, Danfoss is entitled to request an adequate escrow concerning the 10,361,500 Sauer shares of Murmann.

5. In case the discretionary ruling has not been obtained, Danfoss may decide the dissolution of Holding with effect of the distribution of the Sauer Shares to the Shareholders: In such case, the Parties will negotiate in good faith to find a solution which meets the intentions of the Parties, especially, with regard to the joint ownership of the majority in Sauer Inc., as close as possible.

Nordborg;....... February 2000

Danfoss Murmann Holding A/S

 /s/ H. Murmann
___________________________________



Danfoss A/S


/s/ P. Hansen Damm
___________________________________


/s/ Jorgen Clausen
___________________________________



K. MURMANN Verwaltungsgesellschaft mbH


/s/ K. Murmann
___________________________________



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